Exhibit 99.1

UNIQUELY POSITIONED

2011
ANNUAL
REPORT

SILVER WHEATON™

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) audited consolidated financial statements for the year ended December 31, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  As the year ended December 31, 2011 represents the first year that the Company is presenting its results and financial position under IFRS, these financial statements were prepared in accordance with IFRS 1, First-time Adoption of IFRS (“IFRS 1”), as more fully described in Note 24 to the financial statements.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of March 22, 2012.

Highlights

•
Record attributable silver equivalent production for the three months and year ended December 31, 2011 of 6.9 million ounces (6.7 million ounces of silver and 3,900 ounces of gold) and 25.4 million ounces (24.6 million ounces of silver and 18,400 ounces of gold), respectively, representing an increase of 12% and 7% over the comparable periods in 2010.

•
Record silver equivalent sales for the three months and year ended December 31, 2011 of 6.0 million ounces (5.8 million ounces of silver and 3,800 ounces of gold) and 21.1 million ounces (20.2 million ounces of silver and 18,300 ounces of gold), respectively, representing an increase of 6% and 3% over the comparable periods in 2010.

•
Revenue for the three months and year ended December 31, 2011 of $191.9 million and $730.0 million, respectively, compared with $149.6 million and $423.4 million for the comparable periods in 2010, with revenue for the most recently completed year representing a record for the Company.

•
Net earnings for the three months and year ended December 31, 2011 of $144.7 million ($0.41 per share) and $550.0 million ($1.56 per share), respectively, compared with adjusted net earnings1 of $120.7 million ($0.35 per share) and $286.6 million ($0.83 per share) for the comparable periods in 2010, with net earnings for the most recently completed year representing a record for the Company.

•
Operating cash flows for the three months and year ended December 31, 2011 of $163.7 million ($0.46 per share2) and $626.4 million ($1.77 per share2), respectively, compared with $124.7 million ($0.36 per share2) and $319.7 million ($0.93 per share2) for the comparable periods in 2010, with operating cash flows for the most recently completed year representing a record for the Company.

•
Average cash costs3 for the three months and year ended December 31, 2011 of $4.06 and $4.09 per silver equivalent ounce, respectively, compared with $4.02 and $4.04 per silver equivalent ounce for the comparable periods in 2010.

•
Cash operating margin4 for the three months and year ended December 31, 2011 of $28.06 per silver equivalent ounce and $30.56 per silver equivalent ounce, respectively, representing an increase of 25% and 84% over the comparable periods in 2010.

•
As at December 31, 2011, approximately 4.1 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

1	Refer to discussion on non-IFRS measure (i) on page 19 of this MD&A.
2	Refer to discussion on non-IFRS measure (ii) on pages 19 and 20 of this MD&A.
3	Refer to discussion on non-IFRS measure (iii) on page 20 of this MD&A.
4	Refer to discussion on non-IFRS measure (iv) on pages 20 and 21 of this MD&A.
SILVER WHEATON 2011 ANNUAL REPORT [1]

•
On November 9, 2011, the Board of Directors adopted a new dividend policy linking quarterly dividend payments to operating cash flows in the prior quarter. Under the new dividend policy, the quarterly dividend per common share is equal to 20% of the cash generated by operating activities in the previous quarter divided by the Company’s outstanding common shares at the time the dividend is approved, all rounded to the nearest cent.  Based on operating cash flows generated by the Company during the three months ended December 31, 2011, a dividend of $0.09 per common share has been approved for shareholders of record on April 4, 2012.

•	On December 20, 2011, the Company announced the appointment of Mr. Haytham Hodaly as Senior Vice President, Corporate Development, effective January 1, 2012.

•
Barrick Gold Corporation’s (“Barrick”) world-class gold-silver Pascua-Lama project remains on track to commence production in mid-2013, with approximately 55% of the previously announced pre-production capital budget of $4.7 to $5.0 billion committed.  At the end of the fourth quarter, earthworks in Chile and Argentina were approximately 95% and 65% complete, respectively. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.  In addition, the Company has share purchase warrants that are listed on the Toronto Stock Exchange and trade under the symbol SLW.WT.U.

To date, the Company has entered into 14 long-term silver purchase agreements and two long-term precious metal purchase agreements, relating to 19 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the year ended December 31, 2011, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.99 and $300, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

Outlook

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2012 attributable production is approximately 27 million silver equivalent ounces, including 16,500 ounces of gold. By 2016, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp Inc.’s Peñasquito mine and Barrick’s Pascua-Lama project.

At December 31, 2011, the Company had approximately $840 million of cash on hand and $400 million of available credit under its revolving bank debt facility.  This cash and available credit, together with strong operating cash flows, positions the Company well to execute on its growth strategy of acquiring additional accretive silver and precious metal stream interests.

SILVER WHEATON 2011 ANNUAL REPORT [2]

Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Owner	Location of Mine	Upfront Consideration 1		Attributable Production to be Purchased		Term of Agreement	Date of Contract
					Silver	Gold
San Dimas	Primero 2	Mexico	$189,799	3	100% 2	-	Life of Mine	15-Oct-04
Zinkgruvan	Lundin	Sweden	$77,866		100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore	Peru	$285,000		100% 4	-	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$485,000		25%	-	Life of Mine	24-Jul-07
Minto	Capstone	Canada	$55,296	5	100%	100% 6	Life of Mine	1-Dec-08
Cozamin	Capstone	Mexico	$41,959	5	100%	-	10 years	4-Apr-07
Barrick			$625,000	7
Pascua-Lama	Barrick	Chile/Argentina			25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru			100%	-	4 years 8	8-Sep-09
Pierina	Barrick	Peru			100%	-	4 years 8	8-Sep-09
Veladero	Barrick	Argentina			100% 9	-	4 years 8	8-Sep-09
Other			$544,303
Los Filos	Goldcorp	Mexico	$4,463	3	100%	-	25 years	15-Oct-04
Stratoni	Eldorado Gold 10	Greece	$57,500		100%	-	Life of Mine	23-Apr-07
Neves-Corvo	Lundin	Portugal	$35,350	5	100%	-	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$2,451	5	100%	-	50 years	5-Jun-07
Mineral Park	Mercator	United States	$42,000		100%	-	Life of Mine	17-Mar-08
Campo Morado	Nyrstar NV	Mexico	$79,250		75%	-	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$50,000		25%	-	Life of Mine	2-Oct-08
Rosemont	Augusta	United States	$230,000	11	100%	100%	Life of Mine	11-Feb-10
Loma de La Plata	Pan American	Argentina	$43,289	12	12.5%	-	Life of Mine	n/a 13

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
As more fully described in the San Dimas section on page 3 of this MD&A, on August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was part of the Luismin mining operations (“Luismin”), to Primero.  The original cost of Luismin was allocated to San Dimas and Los Filos based on the estimated fair values of these silver interests as at August 6, 2010.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.

5)
Primarily comprised of the value allocated to the silver and gold interest upon the Company’s acquisition of Silverstone Resources Corp., which was closed on May 21, 2009 (the “Silverstone Acquisition”).

6)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
7)
As more fully described in Note 11 to the financial statements, Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $487.5 million has been paid to date. The remaining $137.5 million is payable on the third anniversary of the transaction.  The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into.

8)
Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall relative to the production guarantee levels at Pascua-Lama, until Barrick satisfies the completion guarantee.

9)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
10)	95% owned by Eldorado Gold Corporation.
11)
Payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

12)
Comprised of $10.9 million allocated to the silver interest upon the Silverstone Acquisition in addition to $32.4 million, the payment of which is contingent upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

13)	Definitive terms of the agreement are in the process of being finalized.

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

SILVER WHEATON 2011 ANNUAL REPORT [3]

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.  During the year ended December 31, 2011, San Dimas produced approximately 1.1 million ounces of payable silver in excess of the 3.5 million ounce threshold, of which Silver Wheaton received 50%.

As of December 31, 2011, the Company has received approximately 45 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of $520 million.  As at December 31, 2010, the San Dimas mine had proven and probable reserves of 62.9 million ounces of silver and inferred resources of 178.7 million ounces of silver (as described in the Attributable Reserves and Resources section of this MD&A).

As per Primero’s press release on January 17, 2012, Primero is undertaking a review of the reserve and resource estimation methods currently, and historically, used at San Dimas in order to determine whether other estimation methods might be used to improve predictability of operating results and, therefore, assist long term planning.  While the results of this review are not currently known, the adoption of any new estimation methods may result in Silver Wheaton reporting different and potentially lower total mineral reserve and total mineral resource numbers.  Primero also states in their press release that it is not expected that any potential change in estimates will change the level of confidence Primero has in the ultimate mineral potential of San Dimas and that the review of estimation methodology is being driven by a desire to determine if greater operating predictability and improved mine planning can be achieved.

Zinkgruvan

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of December 31, 2011, the Company has received 12 million ounces of silver related to the Zinkgruvan mine under the agreement, generating cumulative operating cash flows of $152 million.  As at June 30, 2011, Zinkgruvan had proven and probable silver reserves of 34.8 million ounces, measured and indicated silver resources of 17.4 million ounces and inferred silver resources of 13.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, to the extent production allows.  The cumulative shortfall as at March 23, 2011, representing the five year anniversary, was 9.8 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid 2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, the largest buyer of the bulk concentrate produced at the mine.  Since that time, alternative smelting arrangements have been made by Glencore for a portion of the stockpiled bulk concentrates at Yauliyacu, leading to an inconsistent delivery schedule and delaying the eventual complete reduction of this bulk concentrate. In the second quarter of 2011, Glencore began producing separate, and more marketable, copper and lead concentrates, replacing the bulk concentrate. The consistency and quantity of these new concentrates has now stabilized, with more consistent silver deliveries to Silver Wheaton from the copper concentrates expected in future quarters.  Discussions between Glencore and prospective offtakers for the new lead concentrates are ongoing, and until such offtake agreements are established, sales of lead concentrates will continue to have an inconsistent delivery schedule.   As at December 31, 2011, approximately 1.7 million ounces of cumulative payable silver equivalent ounces have been produced at Yauliyacu but not yet delivered to the Company. Approximately 0.3 million ounces is attributable to the bulk concentrate, while 1.4 million ounces is attributable to the new copper and lead concentrates.

SILVER WHEATON 2011 ANNUAL REPORT [4]

As of December 31, 2011, the Company has received 15 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of $186 million.  As at June 30, 2011, Yauliyacu had proven and probable silver reserves of 12.4 million ounces, measured and indicated silver resources of 40.3 million ounces and inferred silver resources of 72.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As stated in Goldcorp’s press release dated February 15, 2012, throughput from the two 50,000 tonne-per-day capacity semi-autogenous grinding lines averaged 93,700 tonnes per day during the fourth quarter and 107,000 tonnes per day in December. Key projects including the high pressure grinding roll supplemental feed system and the tailings dam height increase, were completed in January 2012, and the mine is on track to achieve target throughput levels by the end of the first quarter of 2012. Peñasquito will become Silver Wheaton’s largest contributor of silver production in 2012, with forecast attributable silver production of approximately 7 million ounces.

As of December 31, 2011, the Company has received 8 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of $188 million.  As at December 31, 2011, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 240.1 million ounces, measured and indicated silver resources was 66.4 million ounces and inferred silver resources was 11.1 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Minto

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.   The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As of December 31, 2011, the Company has received in excess of 0.4 million ounces of silver and 61,000 ounces of gold related to the Minto mine under the agreement, generating cumulative operating cash flows of $69 million.  As at December 31, 2010, Minto had proven and probable reserves of 2.1 million ounces of silver and 250,000 ounces of gold, measured and indicated resources of 2.4 million ounces of silver and 230,000 ounces of gold and inferred resources of 0.5 million ounces of silver and 50,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Cozamin

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As per Capstone’s January 17, 2012 disclosure, the Cozamin mine achieved record throughput levels in the fourth quarter of over 3,300 tonnes per day. Milled ore grade in the quarter also increased with full production attained from the higher grade Avoca area.  As a result, the mine achieved record silver production for both the three months and year ended December 31, 2011.

As of December 31, 2011, the Company has received approximately 4 million ounces of silver related to the Cozamin mine under the agreement, generating cumulative operating cash flows of $76 million.  As at December 31, 2009, Cozamin had proven and probable silver reserves of 17.4 million ounces, measured and indicated silver resources of 3.3 million ounces and inferred silver resources of 5.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

SILVER WHEATON 2011 ANNUAL REPORT [5]

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines (the “Barrick mines”) until the end of 2013.   Silver Wheaton will make total upfront cash payments of $625 million, of which $487.5 million has been paid to date. The remaining $137.5 million is due on the third anniversary of the transaction.

Barrick has provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

As stated by Barrick in its 2011 year end MD&A, the Pascua-Lama project remains on track to commence production in mid-2013, with over 55% of the previously announced pre-production capital budget of $4.7 to $5.0 billion committed.  At the end of the fourth quarter, earthworks in Chile and Argentina were approximately 95% and 65% complete, respectively. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

In November 2010, Argentina passed a federal glacier protection law that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit.  If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which, according to the legislation, could include the suspension or relocation of activity.  Barrick states in its 2011 year end MD&A that it complies with provincial glacier protection legislation previously adopted by the Province of San Juan.  In November 2010, as a result of legal actions brought against the National State by local unions, San Juan based mining and construction chambers and certain Barrick subsidiaries (and subsequently the Province of San Juan), the Federal Court in the Province of San Juan granted injunctions based on the unconstitutionality of the federal legislation, suspending the application of the federal legislation in the Province of San Juan and in particular as against Veladero and Pascua-Lama.  The actions have been moved to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.  As stated by Barrick in its 2011 year end MD&A, the National Supreme Court of Justice of Argentina issued a decision that this case falls within its jurisdiction.  The National State filed a remedy seeking revocation of the November 2010 injunction granted by the Federal Court in the Province of San Juan, which Barrick answered in June 2011.

As of December 31, 2011, the Company has received in excess of 6 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of $142 million.  As at December 31, 2011, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 169.1 million ounces, measured and indicated silver resources was 46.3 million ounces and inferred silver resources was 4.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 40.2 million ounces of proven and probable silver reserves.

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

1	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON 2011 ANNUAL REPORT [6]

ii.
On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A., a subsidiary of European Goldfields Limited ("European Goldfields"), to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece.  On February 24, 2012, European Goldfields announced that it had completed the plan of arrangement with Eldorado Gold Corporation ("Eldorado") whereby Eldorado acquired all of the issued and outstanding shares of European Goldfields.  This transaction will have no significant effect on Silver Wheaton's Stratoni silver purchase agreement;

iii.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

iv.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

v.
On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States.  As per Mercator’s January 16, 2012 press release, the fourth quarter of 2011 represented the first full quarter of production since the completion of the Phase II mill expansion to 50,000 tons per day at its Mineral Park mine. As a result, the mine achieved record production for both the three months and year ended December 31, 2011;

vi.
On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

vii.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the currently producing Bellekeno mine.  As per Alexco’s January 23, 2012 disclosure, the Bellekeno mine completed its first full year of operations, having declared commercial production in January of 2011. The mine demonstrated steadily increasing silver production over the course of the year, culminating in record fourth quarter production as the mine approached initial design throughput levels of 250 tonnes per day;

viii.
On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States; and

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized.

As of December 31, 2011, the Company has received in excess of 11 million ounces of silver under these agreements, generating cumulative operating cash flows of $204 million.

As at December 31, 2011, unless otherwise noted1, Other silver and gold interests had proven and probable silver reserves of 257.6 million ounces, measured and indicated silver resources of 277.4 million ounces and inferred silver resources of 191.9 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1	Mineral reserves and mineral resources are reported as of December 31, 2011, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 34 of this MD&A.

SILVER WHEATON 2011 ANNUAL REPORT [7]

Long-Term Investments

The Company will from time to time invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at December 31, 2011:

	December 31	December 31	January 1
(in thousands)	2011	2010	2010
Common shares held	$149,039	$278,748	$72,502
Warrants held	2,582	5,700	1,245
	$151,621	$284,448	$73,747

Common Shares Held

	Dec 31 2011	Three Months Ended Dec 31 2011	Year Ended Dec 31 2011	Year Ended Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
Bear Creek	$46,171	$(4,389)	$(80,524)	$-
Revett	23,793	4,092	(1,043)	-
Sabina	44,177	11,067	(21,817)	-
Other	34,898	(78)	(15,730)	4,532
	$149,039	$10,692	$(119,114)	$4,532

	Dec 31 2010	Three Months Ended Dec 31 2010	Year Ended Dec 31 2010	Year Ended Dec 31 2010	Jan 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI		Realized Loss on Disposal	Fair Value
Bear Creek	$126,695	$47,179	$69,578	$-	$38,232
Revett	24,836	12,599	16,682	-	5,815
Sabina	65,993	13,242	39,827	-	9,241
Other	61,224	21,107	20,256	(171)	19,214
	$278,748	$94,127	$146,343	$(171)	$72,502

SILVER WHEATON 2011 ANNUAL REPORT [8]

Warrants Held

	Dec 31 2011	Three Months Ended Dec 31 2011	Year Ended Dec 31 2011	Year Ended Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Realized Loss on Disposal
Revett	$741	$188	$(55)	$-
Other	1,841	74	(3,063)	(16)
	$2,582	$262	$(3,118)	$(16)

	Dec 31 2010	Three Months Ended Dec 31 2010	Year Ended Dec 31 2010	Jan 1 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Fair Value
Revett	$796	$568	$948	$282
Sabina	-	(1,085)	6,368	75
Other	4,904	3,142	3,403	888
	$5,700	$2,625	$10,719	$1,245

The Company’s long-term investments in common shares held are not “held for trading”.  Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares held as financial assets with fair value adjustments being recorded as a component of other comprehensive income as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.

While long-term investments in warrants held are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

Bear Creek

At December 31, 2011, Silver Wheaton owned approximately 13.3 million (2010 – 13.3 million) common shares of Bear Creek Mining Corporation (“Bear Creek”), representing approximately 14% (2010 – 14%) of the outstanding shares of Bear Creek.  At December 31, 2011, the fair value of the Company’s investment in Bear Creek was $46.2 million (2010 - $126.7 million).

During the year ended December 31, 2011, the value of the Company’s investment in Bear Creek declined by approximately $80.5 million.  The value of this investment was adversely affected by an action by the Peruvian government relating to Bear Creek’s title over the mineral concessions covering the Santa Ana project.  While the Santa Ana project remains an important asset for Bear Creek, Silver Wheaton’s strategic focus related to its investment in Bear Creek is the Corani project, which is proceeding towards permitting and construction.

SILVER WHEATON 2011 ANNUAL REPORT [9]

During the year ended December 31, 2010, the Company acquired, by way of private placement, 3.0 million common shares of Bear Creek at a price of Cdn$6.40 per share, for total consideration of Cdn$19.1 million.

Revett

At December 31, 2011, Silver Wheaton owned 5.0 million (2010 – 5.0 million) common shares and common share purchase warrants exercisable to acquire an additional 0.2 million (2010 – 0.2 million) common shares of Revett Minerals Inc. (“Revett”), representing approximately 16% (2010 – 16%) of the outstanding shares of Revett.  At December 31, 2011, the fair value of the Company’s investment in Revett was $24.5 million (2010 - $25.6 million).

During the year ended December 31, 2010, the Company acquired 7.3 million common shares and 1.2 million common share purchase warrants of Revett for $1.9 million.  On November 17, 2010, Revett announced a share consolidation (reverse stock split) of common shares on a one for five basis, effective November 19, 2010.

Sabina

At December 31, 2011, Silver Wheaton owned 11.7 million (2010 – 11.7 million) common shares of Sabina Gold & Silver Corp. (“Sabina”), representing approximately 7% (2010 – 7%) of the outstanding shares of Sabina.  At December 31, 2011, the fair value of the Company’s investment in Sabina was $44.2 million (2010 - $66.0 million).

During the year ended December 31, 2010, the Company exercised 3.9 million common share purchase warrants of Sabina with an exercise price of Cdn$2.75 per warrant for total consideration of Cdn$10.7 million ($10.5 million), resulting in the acquisition of 3.9 million common shares of Sabina.

Other

At December 31, 2011, Silver Wheaton owned common shares and common share purchase warrants of several publicly traded mineral exploration, development and mining companies.  As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton’s overall financial position, these investments have been reflected in this MD&A and financial statements as part of Other long-term investments.

During the year ended December 31, 2011, the Company acquired, by way of private placement, 10 million common shares of Wildcat Silver Corporation for total consideration of Cdn$13.0 million ($13.7 million).  In addition, Silver Wheaton sold its investment of 1.8 million common shares of Ventana Gold Corp. (“Ventana”) for proceeds of Cdn$23.5 million ($24.3 million) after the successful acquisition of Ventana by AUX Canada, resulting in a realized gain of $4.5 million.

During the year ended December 31, 2010 the Company acquired, by way of private placement, 1.8 million common shares of Ventana for total consideration of Cdn$20.7 million ($19.8 million).

At December 31, 2011, the fair value of the Other long-term investments was $36.7 million (2010 - $66.1 million).

SILVER WHEATON 2011 ANNUAL REPORT [10]

Summarized Financial Results

	Year Ended December 31
	2011 IFRS 1	2010 IFRS 1	2009 GAAP 1
Silver equivalent production 2
Attributable silver ounces produced (000’s)	24,557	21,984	16,263
Attributable gold ounces produced	18,436	28,795	18,021
Attributable silver equivalent ounces produced (000’s) 2	25,374	23,758	17,395
Silver equivalent sales 2
Silver ounces sold (000’s)	20,247	18,878	14,744
Gold ounces sold	18,256	25,884	17,132
Silver equivalent ounces sold (000’s) 2	21,069	20,483	15,823
Average realized price ($'s per ounce)
Average realized silver price	$34.60	$20.75	$15.02
Average realized gold price	$1,609	$1,224	$1,042
Average realized silver equivalent price 2	$34.65	$20.67	$15.13
Average cash cost ($'s per ounce) 3
Average silver cash cost	$3.99	$3.97	$3.97
Average gold cash cost	$300	$300	$300
Average silver equivalent cash cost 2	$4.09	$4.04	$4.03
Total revenue ($000's)	$729,997	$423,353	$239,293
Net earnings	$550,028	$153,381	$117,924
Add back - loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	133,210	-
Adjusted net earnings 4 ($000's)	$550,028	$286,591	$117,924
Earnings per share
Basic	$1.56	$0.45	$0.39
Diluted	$1.55	$0.44	$0.38
Adjusted earnings per share 4
Basic	$1.56	$0.83	$0.39
Diluted	$1.55	$0.83	$0.38
Cash flow from operations ($000's)	$626,427	$319,726	$165,932
Dividends
Dividends paid	$63,612	$-	$-
Dividends paid per share	$0.18	$0.00	$0.00
Total assets ($000's)	$2,872,335	$2,635,383	$2,237,224
Total non-current financial liabilities ($000’s)	$50,060	$200,966	$343,976
Shareholders' equity ($000's)	$2,654,217	$2,261,949	$1,723,925

1)
2011 and 2010 figures presented in accordance with IFRS.  2009 figures presented in accordance with Canadian Generally Accepted Accounting Principles (“Cdn GAAP” or “GAAP”).  Certain comparative figures have been reclassified to conform to the presentation adopted in 2011.

2)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

3)	Refer to discussion on non-IFRS measure (iii) on page 20 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 19 of this MD&A.

SILVER WHEATON 2011 ANNUAL REPORT [11]

Summary of Ounces Produced and Sold

	2011				2010
(in thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced 1
San Dimas 2	1,578	1,251	1,150	1,606	1,586	1,255	1,110	1,206
Zinkgruvan	390	379	414	508	428	508	478	387
Yauliyacu	583	608	674	683	651	633	692	737
Peñasquito	1,633	1,162	1,282	1,207	1,260	1,109	866	557
Cozamin	433	395	414	325	335	381	286	401
Barrick 3	723	794	741	722	458	682	697	780
Other 4	1,389	1,272	1,153	1,088	1,245	1,069	1,240	947
	6,729	5,861	5,828	6,139	5,963	5,637	5,369	5,015
Silver equivalent ounces of gold produced 5
Minto	202	257	261	97	205	402	522	645
Silver equivalent ounces produced	6,931	6,118	6,089	6,236	6,168	6,039	5,891	5,660
Silver ounces sold
San Dimas 2	1,488	1,232	1,149	1,748	1,438	1,274	1,076	1,206
Zinkgruvan	425	319	401	321	421	635	313	498
Yauliyacu	655	11	471	120	470	87	517	581
Peñasquito	851	1,382	961	941	1,169	692	656	424
Cozamin	374	335	281	271	411	306	412	281
Barrick 3	755	747	726	680	482	533	727	783
Other 4	1,230	770	862	741	1,139	750	943	654
	5,778	4,796	4,851	4,822	5,530	4,277	4,644	4,427
Silver equivalent ounces of gold sold 5
Minto	196	316	227	83	127	411	496	571
Silver equivalent ounces sold	5,974	5,112	5,078	4,905	5,657	4,688	5,140	4,998
Gold / silver ratio 5	51.9	50.4	40.1	33.0	49.7	57.7	65.4	66.3
Cumulative payable silver equivalent ounces produced but not yet delivered 6	4,127	3,805	3,537	3,018	2,275	2,174	1,403	1,437

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
2)
Beginning in the third quarter of 2010, the ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)
Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Aljustrel and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.

5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

SILVER WHEATON 2011 ANNUAL REPORT [12]

Quarterly Financial Review

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total silver ounces sold (000's)	5,778	4,796	4,851	4,822	5,530	4,277	4,644	4,427
Average realized silver price 1	$32.09	$36.44	$38.38	$32.00	$26.41	$19.51	$18.46	$17.27
Silver sales (000's)	$185,401	$174,733	$186,191	$154,304	$146,030	$83,409	$85,759	$76,462
Total gold ounces sold	3,777	6,280	5,674	2,524	2,562	7,127	7,584	8,611
Average realized gold price 1	$1,712	$1,666	$1,509	$1,537	$1,384	$1,323	$1,219	$1,100
Gold sales (000's)	$6,466	$10,462	$8,561	$3,879	$3,547	$9,425	$9,245	$9,476
Total silver equivalent ounces sold (000's) 2	5,974	5,112	5,078	4,905	5,657	4,688	5,140	4,998
Average realized silver equivalent price 1	$32.12	$36.23	$38.35	$32.24	$26.44	$19.81	$18.48	$17.20
Total sales (000's)	$191,867	$185,195	$194,752	$158,183	$149,577	$92,834	$95,004	$85,938
Average cash cost, silver 1, 3	$4.01	$3.99	$3.98	$3.98	$3.97	$3.98	$3.97	$3.97
Average cash cost, gold 1, 3	$301	$300	$300	$300	$300	$300	$300	$300
Average cash cost, silver equivalent 1, 2, 3	$4.06	$4.12	$4.14	$4.07	$4.02	$4.09	$4.03	$4.04
Net earnings (000's)
As reported under Cdn GAAP	-	-	-	-	$122,973	$69,233	$53,257	$44,630
Adjustments under IFRS
(Loss) gain on fair value adjustment of warrants issued	-	-	-	-	(56,832)	(45,276)	(37,408)	6,306
Reallocation of realized gain on disposal of long-term investments	-	-	-	-	-	-	(150)	-
Income tax expense	-	-	-	-	(2,242)	(287)	(446)	(377)
As reported under IFRS	$144,747	$135,040	$148,065	$122,176	$63,899	$23,670	$15,253	$50,559
Earnings per share
Basic
As reported under GAAP	-	-	-	-	$0.35	$0.20	$0.16	$0.13
IFRS adjustments	-	-	-	-	(0.17)	(0.13)	(0.12)	0.02
As reported under IFRS	$0.41	$0.38	$0.42	$0.35	$0.18	$0.07	$0.04	$0.15
Diluted
As reported under GAAP	-	-	-	-	$0.35	$0.20	$0.15	$0.13
IFRS adjustments	-	-	-	-	(0.17)	(0.13)	(0.11)	-
As reported under IFRS	$0.41	$0.38	$0.42	$0.34	$0.18	$0.07	$0.04	$0.13
Cash flow from operations (000's)	$163,714	$167,236	$168,281	$127,196	$124,675	$70,473	$66,978	$57,600
Cash flow from operations per share 4
Basic	$0.46	$0.47	$0.48	$0.36	$0.36	$0.20	$0.20	$0.17
Diluted	$0.46	$0.47	$0.47	$0.36	$0.36	$0.20	$0.19	$0.17
Dividends
Dividends paid	$31,814	$10,603	$10,599	$10,595	$0.00	$0.00	$0.00	$0.00
Dividends paid per share	$0.09	$0.03	$0.03	$0.03	$0.00	$0.00	$0.00	$0.00
Total assets (000's)	$2,872,335	$2,760,675	$2,807,346	$2,757,065	$2,635,383	$2,363,943	$2,379,790	$2,286,425
Total liabilities (000's)	$218,118	$229,676	$359,544	$363,131	$373,434	$507,077	$613,115	$554,222
Total shareholders' equity (000's)	$2,654,217	$2,530,999	$2,447,802	$2,393,934	$2,261,949	$1,856,866	$1,766,675	$1,732,203

1)	Expressed as United States dollars per ounce.
2)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

3)	Refer to discussion on non-IFRS measure (iii) on page 20 of this MD&A.
4)	Refer to discussion on non-IFRS measure (ii) on pages 19 and 20 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver, as well as acquisitions of silver purchase agreements and the commencement of operations of mines under construction.

SILVER WHEATON 2011 ANNUAL REPORT [13]

Results of Operations and Operational Review

The Company currently has nine business segments: the silver produced by the San Dimas, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the gold produced by the Minto mine and corporate operations.

Three Months Ended December 31, 2011
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations	Total assets
Silver
San Dimas 4	1,578	1,488	$44,641	$30.00	$4.09	$0.71	$37,494	$38,551	$167,527
Zinkgruvan	390	425	13,537	31.87	4.10	1.69	11,077	14,061	57,639
Yauliyacu	583	655	22,270	34.00	4.02	5.02	16,350	19,637	230,012
Peñasquito	1,633	851	27,374	32.17	3.96	2.41	21,954	24,004	504,973
Cozamin	433	374	12,786	34.18	4.08	4.62	9,531	10,260	25,115
Barrick 5	723	755	24,673	32.67	3.90	3.60	19,008	21,728	601,085
Other 6	1,389	1,230	40,120	32.63	3.94	4.22	30,089	36,301	251,716
	6,729	5,778	$185,401	$32.09	$4.01	$2.90	$145,503	$164,542	$1,838,067
Gold
Minto	3,891	3,777	6,466	1,712	301	169	4,689	6,314	33,659
Silver Equivalent 7	6,931	5,974	$191,867	$32.12	$4.06	$2.91	$150,192	$170,856	$1,871,726
Corporate
General and administrative							$(6,115)
Other							670
Total corporate							$(5,445)	$(7,142)	$1,000,609
	6,931	5,974	$191,867	$32.12	$4.06	$2.91	$144,747	$163,714	$2,872,335

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measure (iii) on page 20 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON 2011 ANNUAL REPORT [14]

Three Months Ended December 31, 2010
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations	Total assets
Silver
San Dimas 4	1,586	1,438	$39,283	$27.33	$4.05	$0.78	$32,351	$34,567	$171,524
Zinkgruvan	428	421	12,483	29.64	4.05	1.69	10,062	10,600	60,122
Yauliyacu	651	470	10,627	22.61	3.98	3.47	7,124	8,756	236,320
Peñasquito	1,260	1,169	31,166	26.66	3.90	2.54	23,634	26,607	514,930
Cozamin	335	411	10,953	26.67	4.04	4.62	7,396	8,729	30,949
Barrick 5	458	482	11,369	23.58	3.90	3.61	7,749	10,890	595,307
Other 6	1,245	1,139	30,149	26.47	3.92	4.81	20,207	24,452	266,978
	5,963	5,530	$146,030	$26.41	$3.97	$2.81	$108,523	$124,601	$1,876,130
Gold
Minto	4,130	2,562	3,547	1,384	300	237	2,172	3,816	36,747
Silver Equivalent 7	6,168	5,657	$149,577	$26.44	$4.02	$2.86	$110,695	$128,417	$1,912,877
Corporate
General and administrative							$(6,409)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(56,832)
Other							16,445
Total corporate							$(46,796)	$(3,742)	$722,506
	6,168	5,657	$149,577	$26.44	$4.02	$2.86	$63,899	$124,675	$2,635,383

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measure (iii) on page 20 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the three months ended December 31, 2011, net earnings and cash flow from operations were $144.7 million and $163.7 million, respectively, compared with $63.9 million and $124.7 million for the comparable period in 2010, with the variance in net earnings being primarily attributable to the following factors:

•	$6.2 million increase as a result of a 6% increase in the number of silver equivalent ounces sold, primarily related to:

i.
$2.8 million increase as a result of a 39% increase in silver deliveries from Yauliyacu primarily due to the shipment of previously produced bulk concentrate, the processing of which was delayed due to the shutdown of the Doe Run smelter; and

ii.	$4.4 million increase as a result of a 57% increase in silver deliveries from the Barrick mines, primarily due to higher grades and throughput; and

iii.	$5.7 million increase as a result of the timing of shipments of stockpiled concentrate, primarily relating to Minto and Mineral Park; partially offset by

iv.	$6.4 million decrease as a result of a 27% decrease in silver deliveries from Peñasquito as a result of the timing of shipments of stockpiled concentrate; and

•	$32.8 million increase as a result of a 22% increase in the average realized selling price of silver; and

•	$41.4 million increase as a result of a decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($3.4 million increase from a cash flow perspective).
SILVER WHEATON 2011 ANNUAL REPORT [15]

Year Ended December 31, 2011
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations	Total assets
Silver
San Dimas 4	5,585	5,617	$188,377	$33.54	$4.06	$0.71	$161,554	$164,453	$167,527
Zinkgruvan	1,691	1,466	52,974	36.14	4.08	1.69	44,503	49,377	57,639
Yauliyacu	2,548	1,257	43,911	34.93	4.02	5.02	32,555	38,863	230,012
Peñasquito	5,284	4,135	143,069	34.61	3.93	2.41	116,855	126,812	504,973
Cozamin	1,567	1,261	43,990	34.85	4.07	4.62	33,018	40,586	25,115
Barrick 5	2,980	2,908	102,454	35.23	3.90	3.58	80,692	89,554	601,085
Other 6	4,902	3,603	125,854	34.93	3.94	4.27	96,298	112,414	251,716
	24,557	20,247	$700,629	$34.60	$3.99	$2.69	$565,475	$622,059	$1,838,067
Gold
Minto	18,436	18,256	29,368	1,609	300	169	20,799	24,240	33,659
Silver Equivalent 7	25,374	21,069	$729,997	$34.65	$4.09	$2.73	$586,274	$646,299	$1,871,726
Corporate
General and administrative							$(25,180)
Other							(11,066)
Total corporate							$(36,246)	$(19,872)	$1,000,609
	25,374	21,069	$729,997	$34.65	$4.09	$2.73	$550,028	$626,427	$2,872,335

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measure (iii) on page 20 of this MD&A.
4)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON 2011 ANNUAL REPORT [16]

Year Ended December 31, 2010
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Average cash cost ($'s per ounce) 3	Average depletion ($'s per ounce)	Net earnings	Cash flow from (used in) operations	Total assets
Silver
San Dimas 4	5,157	4,994	$105,747	$21.18	$4.04	$0.78	$81,659	$86,666	$171,524
Zinkgruvan	1,801	1,867	39,447	21.12	4.04	1.71	28,697	30,178	60,122
Yauliyacu	2,713	1,655	31,998	19.33	3.98	3.47	19,669	25,418	236,320
Peñasquito	3,792	2,941	63,632	21.64	3.90	2.54	44,683	52,163	514,930
Cozamin	1,403	1,410	29,180	20.71	4.03	4.62	16,987	23,252	30,949
Barrick 5	2,617	2,525	48,311	19.13	3.90	3.55	29,498	36,787	595,307
Other 6	4,501	3,486	73,345	21.04	3.92	4.49	44,010	58,182	266,978
	21,984	18,878	$391,660	$20.75	$3.97	$2.73	$265,203	$312,646	$1,876,130
Gold
Minto	28,795	25,884	31,693	1,224	300	236	17,830	23,174	36,747
Silver Equivalent 7	23,758	20,483	$423,353	$20.67	$4.04	$2.81	$283,033	$335,820	$1,912,877
Corporate
General and administrative							$(24,669)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(133,210)
Other							28,227
Total corporate							$(129,652)	$(16,094)	$722,506
	23,758	20,483	$423,353	$20.67	$4.04	$2.81	$153,381	$319,726	$2,635,383

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measure (iii) on page 20 of this MD&A.
4)
Results for San Dimas include 625,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the year ended December 31, 2011, net earnings and cash flow from operations were $550.0 million and $626.4 million, respectively, compared with $153.4 million and $319.7 million for the comparable period in 2010, with the variance in net earnings being attributable to the following factors:

•	$21.6 million increase as a result of a 7% increase in the number of silver ounces sold, primarily due to:

i.
$10.2 million increase as a result of a 13% increase in silver deliveries relating to San Dimas reflecting the delivery of 1.5 million ounces due from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero, as compared to 0.6 million ounces during the comparable period of the previous year; and

ii.	$4.5 million increase as a result of a 15% increase in silver deliveries from the Barrick mines, primarily due to higher grades and throughput; and

iii.	$18.1 million increase as a result of a 41% increase in silver deliveries from Peñasquito reflecting the continued ramping up of milling operations; partially offset by

iv.
$10.9 million decrease as a result of the timing of shipments of stockpiled concentrate, primarily relating to Yauliyacu and Zinkgruvan, with Yauliyacu reflecting the delay in processing bulk concentrate as a result of the closing of the Doe Run smelter;

•
$5.3 million decrease as a result of a 30% decrease in the number of gold ounces sold due to lower grade stockpiled ore processed after cessation of mining from the Stage 4 Main Pit at the Minto mine; and

•	$280.5 million increase as a result of a 67% increase in the average realized selling price of silver; and

•	$7.0 million increase as a result of a 31% increase in the average realized selling price of gold; and

•	$93.4 million increase as a result of a decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($3.8 million increase from a cash flow perspective).

SILVER WHEATON 2011 ANNUAL REPORT [17]

Corporate Costs

	Three Months Ended December 31		Year Ended December 31
(in thousands)	2011	2010	2011	2010
General and administrative	$4,556	$5,108	$18,851	$16,937
Equity settled stock based compensation (a non-cash item)	1,559	1,301	6,329	7,732
Total general and administrative	$6,115	$6,409	$25,180	$24,669
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	56,832	-	133,210
Foreign exchange gain	65	(1,579)	(453)	(2,266)
Other expense (income)	(345)	(8,393)	3,182	(16,089)
Income tax expense (recovery)	(390)	(6,473)	8,337	(9,872)
Total corporate costs	$5,445	$46,796	$36,246	$129,652

For the three months ended December 31, 2011, corporate costs decreased by $41.4 million over the comparable period in the previous year, primarily due to a $56.8 million non-cash, fair value loss recorded during the three months ended December 31, 2010 on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars.  As more fully described in Note 12 to the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  This decrease in costs was partially offset by (i) a $1.6 million foreign exchange gain recorded during the three months ended December 31, 2010; (ii) an $8.0 million increase in Other Expense (Income), primarily attributable to a $2.6 million non-cash, fair value gain recorded during the three months ended December 31, 2010 on the Company’s investment in share purchase warrants held in addition to a $5.9 million gain recognized during the three months ended December 31, 2010 resulting from the disposition of the La Negra silver purchase agreement and; (iii) an income tax recovery of $6.5 million, which includes a non-cash deferred income tax recovery of $6.6 million recorded during the three months ended December 31, 2010, relating primarily to the recognition of previously unrecognized deferred income tax assets.

For the year ended December 31, 2011, corporate costs decreased by $93.4 million over the comparable period in the previous year, primarily due to (i) a $1.4 million decrease in equity settled stock based compensation (a non-cash item); and; (ii) a $133.2 million non-cash, fair value loss recorded during the year ended December 31, 2010 on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars.  As more fully described in Note 12 to the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  This decrease in costs was partially offset by (i) a $1.9 million increase in general and administrative costs primarily due to increased corporate activity; (ii) a $2.3 million foreign exchange gain recorded during the year ended December 31, 2010; (iii) a $19.3 million increase in Other Expense (Income), primarily attributable to a $10.7 million non-cash, fair value gain recorded during the year ended December 31, 2010 on the Company’s investment in share purchase warrants held in addition to a $5.9 million gain recognized during the year ended December 31, 2010 resulting from the disposition of the La Negra silver purchase agreement and; (iv) an income tax expense of $8.3 million, which includes a non-cash deferred income tax expense of $7.6 million recorded during the year ended December 31, 2011, attributable primarily to income from Canadian operations and the reversal of previously recognized deferred income tax assets relating to the decline in fair value of long-term investments in common shares held as compared to an income tax recovery of $9.9 million in the comparable period of the previous year, which includes a non-cash deferred income tax recovery of $10.2 million relating primarily to the recognition of previously unrecognized deferred income tax assets.

SILVER WHEATON 2011 ANNUAL REPORT [18]

The Company incurred interest costs of $16.2 million during the year ended December 31, 2011, of which $15.2 million represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during 2011 have been capitalized in relation to the Barrick silver interest.  During the year ended December 31, 2010, the Company incurred interest costs of $24.5 million, of which $23.1 million represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the year ended December 31, 2010 were capitalized in relation to the Peñasquito, Keno Hill and Barrick silver interests.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars from net earnings of the Company.  As more fully described in Note 12 to the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Year Ended December 31
(in thousands, except for per share amounts)	2011	2010	2011	2010
Net earnings	$144,747	$63,899	$550,028	$153,381
Add back - loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	56,832	-	133,210
Adjusted net earnings	$144,747	$120,731	$550,028	$286,591
Divided by:
Basic weighted average number of shares outstanding	353,497	347,611	353,249	344,288
Diluted weighted average number of shares outstanding	355,797	350,618	355,904	346,508
Equals:
Adjusted earnings per share - basic	$0.41	$0.35	$1.56	$0.83
Adjusted earnings per share - diluted	$0.41	$0.34	$1.55	$0.83

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

SILVER WHEATON 2011 ANNUAL REPORT [19]

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Year Ended December 31
(in thousands, except for per share amounts)	2011	2010	2011	2010
Cash generated by operating activities	$163,714	$124,675	$626,427	$319,726
Divided by:
Basic weighted average number of shares outstanding	353,497	347,611	353,249	344,288
Diluted weighted average number of shares outstanding	355,797	350,618	355,904	346,508
Equals:
Operating cash flow per share - basic	$0.46	$0.36	$1.77	$0.93
Operating cash flow per share - diluted	$0.46	$0.36	$1.76	$0.92

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended December 31		Year Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2011	2010	2011	2010
Cost of sales	$41,675	$38,882	$143,723	$140,320
Less: depletion	(17,393)	(16,154)	(57,457)	(57,571)
Cash cost of sales	$24,282	$22,728	$86,266	$82,749
Cash cost of sales is comprised of:
Total cash cost of silver sold	$23,144	$21,960	$80,785	$74,984
Total cash cost of gold sold	1,138	768	5,481	7,765
Total cash cost of sales	$24,282	$22,728	$86,266	$82,749
Divided by:
Total silver ounces sold	5,778	5,530	20,247	18,878
Total gold ounces sold	3,777	2,562	18,256	25,884
Total silver equivalent ounces sold 1	5,974	5,657	21,069	20,483
Equals:
Average cash cost of silver (per ounce)	$4.01	$3.97	$3.99	$3.97
Average cash cost of gold (per ounce)	$301	$300	$300	$300
Average cash cost (per silver equivalent ounce 1)	$4.06	$4.02	$4.09	$4.04

1)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both silver and gold.

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

SILVER WHEATON 2011 ANNUAL REPORT [20]

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Year Ended December 31
(in thousands, except for per ounce amounts)	2011	2010	2011	2010
Average realized selling price of silver and gold
Sales	$191,867	$149,577	$729,997	$423,353
Divided by - total silver equivalent ounces sold 1	5,974	5,657	21,069	20,483
Equals - average realized price ($'s per silver equivalent ounce 1)	$32.12	$26.44	$34.65	$20.67
Less - average cash cost ($'s per silver equivalent ounce 1)	(4.06)	(4.02)	(4.09)	(4.04)
Cash operating margin	$28.06	$22.42	$30.56	$16.63

1)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both silver and gold.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources

As at December 31, 2011, the Company had cash and cash equivalents of $840.2 million (December 31, 2010 - $428.6 million) and working capital of $677.3 million (December 31, 2010 – $264.8 million).  The Company invests surplus cash in short-term, high credit quality, money market instruments.

In addition to cash on hand, the Company has $400 million available under its revolving bank debt facility as at December 31, 2011 as more fully described in Note 10 to the financial statements.  In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

During the year ended December 31, 2011, the Company generated operating cash flows of $626.4 million compared with $319.7 million during the comparable period of 2010, with the increase being primarily attributable to increased selling prices of silver and gold.

During the year ended December 31, 2011, the Company had net cash outflows from financing activities of $84.2 million, which was primarily comprised of dividend payments of $63.6 million ($0.18 per share) as well as scheduled principal repayments of $28.6 million relating to the Company’s term loan, partially offset by proceeds in the amount of $7.9 million from share purchase options and share purchase warrants exercised during the period.  During the year ended December 31, 2010, the Company had net cash inflows from financing activities of $79.8 million, primarily comprised of proceeds in the amount of $108.4 million from share purchase options and share purchase warrants exercised during the period, partially offset by scheduled principal repayments of $28.6 million relating to the Company’s term loan.

During the year ended December 31, 2011, the Company had net cash outflows relating to investing activities of $130.7 million, which was primarily related to the scheduled upfront payment of $137.5 million to Barrick and the acquisition, by way of private placement, of 10 million common shares of Wildcat Silver Corporation for total consideration of Cdn$13.0 million ($13.7 million).  These outflows were partially offset by proceeds in the amount of Cdn$23.5 million ($24.3 million) received from the sale of 1.8 million common shares of Ventana Gold Corp.  During the year ended December 31, 2010, the Company had net cash outflows relating to investing activities of $201.3 million, primarily related to the scheduled upfront payment of $137.5 million to Barrick and upfront payments totaling $32.6 million to Alexco in respect of the Company’s Keno Hill silver interest in addition to the acquisition of long-term investments totaling $54.1 million, which were partially offset by the $25.0 million proceeds received from Aurcana Corporation for the disposal of the La Negra silver interest.

As at December 31, 2011, the Company has cash on hand of $840.2 million and $400 million available under its revolving bank debt facility as more fully described in Note 10 to the financial statements.  In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

SILVER WHEATON 2011 ANNUAL REPORT [21]

Contractual Obligations and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.08	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.14	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.02	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.96	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.94	$303	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.08 6	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	4 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.13	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.98	n/a	50 years	5-Jun-07
Stratoni	100%	-	$3.98	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.94	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.  The cumulative shortfall as at March 23, 2011, representing the five year anniversary, was 9.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The payment per ounce of silver delivered from the Cozamin mine may be subject to price adjustments in certain circumstances, the effects of which are being reviewed.  Management believes that ultimately no adjustment will be necessary, and, as a result, no provision has been made in these financial statements for any such adjustment.

7)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall relative to the production guarantee levels at Pascua-Lama, until Barrick satisfies the completion guarantee.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON 2011 ANNUAL REPORT [22]

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2012	2013 - 2015	2016 - 2017	After 2017	Sub-Total		Total
Bank debt	$28,560	$50,060	$-	$-	$78,620	$-	$78,620
Interest on bank debt 1	1,006	792	-	-	1,798	-	1,798
Silver interest payments
Barrick	137,500	-	-	-	137,500	-	137,500
Rosemont 2	-	-	-	-	-	230,000	230,000
Loma de La Plata 2	-	-	-	-	-	32,400	32,400
Operating leases	493	1,534	594	-	2,621	-	2,621
Total contractual obligations	$167,559	$52,386	$594	$-	$220,539	$262,400	$482,939

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
2)	See the Contingencies section of this MD&A.

Contingencies

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at March 22, 2012, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the period that such changes occur.

Share Capital

During the year ended December 31, 2011, the Company received cash proceeds of $7.8 million from the exercise of 642,173 share purchase options at a weighted average exercise price of Cdn$11.96 per option.  For the comparable period in 2010, the Company received cash proceeds of $32.3 million from the exercise of 2,813,773 share purchase options at a weighted average exercise price of Cdn$11.85 per option.

During the year ended December 31, 2011, the Company received proceeds of $99,000 from the exercise of 4,968 US Dollar Denominated Warrants with an exercise price of $20.00 per warrant.  For the comparable period in 2010,the Company received proceeds of $76.1 million, primarily from the exercise of Series “B” warrants which expired on December 22, 2010, resulting in the issuance of 7,738,030 common shares.

As of March 22, 2012, there were 353,563,679 outstanding common shares, 2,487,127 share purchase options, 148,832 restricted share units and 2,712,740 share purchase warrants.

SILVER WHEATON 2011 ANNUAL REPORT [23]

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below.  For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.silverwheaton.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

COMMODITY PRICES

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold.  The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such pursuant to the terms of the agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

The “Mining Operations” consist of the San Dimas mine, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Mineral Park mine, the Los Filos mine, the Peñasquito mine, the Campo Morado mine, the Keno Hill mine, the Neves-Corvo mine, the Cozamin mine, the Minto mine, the Barrick mines (including the Pascua-Lama project), the Aljustrel mine, the Rosemont project and the Loma de La Plata project.  Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill mine and the Loma de La Plata project, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

RISKS RELATING TO MINING OPERATIONS

To the extent that they relate to the production of silver and gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, including the following as more fully described in the Company’s Annual Information Form: government regulations; international operations; exploration, development and operating risks; environmental regulation; permitting; compliance with laws; infrastructure; mineral reserve and mineral resource estimates; need for additional mineral reserves; land title; commodity price fluctuations; additional capital; and permitting, construction, development and expansion risk.

NO CONTROL OVER MINING OPERATIONS

The Company has agreed to purchase a certain percentage of the silver (and in some cases gold) produced by the Mining Operations.  The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations.  As a result, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the silver purchase agreements or the precious metals purchase agreements.  Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis.  There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets.  At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations.

TAXES

The Company’s operating profit is derived primarily from its subsidiaries, Silver Wheaton (Caymans) Ltd. and Silverstone Resources (Barbados) Corp., which are incorporated and operated in the Cayman Islands and Barbados, respectively, such that the Company’s profits are subject to minimal income tax.

SILVER WHEATON 2011 ANNUAL REPORT [24]

The introduction of new tax laws or regulations, or changes to, or differing interpretation of, or application of, existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the Mining Operations are located or to which shipments of silver or gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  Due to the size, complexity and nature of the Company’s operations, various tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  No assurance can be given that new tax laws or regulations will not be enacted or that existing tax laws or regulations will not be changed, interpreted or applied in a manner which could have a material adverse effect on the Company.

CREDIT AND LIQUIDITY RISK

The Company is exposed to various counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has silver or precious metal purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders.  The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company.  If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

COMPETITION

The Company competes with other companies for silver and precious metals purchase agreements and similar transactions.  Some of these companies may possess greater financial and technical resources than the Company.  Such competition may result in the Company being unable to enter into desirable silver and precious metals purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its silver and precious metals purchase agreements.  Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional silver and precious metals purchase agreements in the future.

ACQUISITION STRATEGY

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry.  In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

MARKET PRICE OF THE COMMON SHARES AND THE COMMON SHARE PURCHASE WARRANTS

The common shares are listed and posted for trading on the Toronto Stock Exchange and on the New York Stock Exchange and the Company’s common share purchase warrants are listed and posted for trading on the Toronto Stock Exchange.  An investment in the Company’s securities is highly speculative.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  The price of the common shares and the Company’s common share purchase warrants are also likely to be significantly affected by short-term changes in silver and gold prices, the Company’s financial condition or results of operations as reflected in its quarterly earnings reports, and the other risk factors identified herein.

EQUITY PRICE RISK

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.  The Company does not actively trade these investments.

DIVIDEND POLICY

The declaration, timing, amount and payment of dividends is at the discretion of the Board of Directors.  There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

SILVER WHEATON 2011 ANNUAL REPORT [25]

DEPENDENCE UPON KEY MANAGEMENT PERSONNEL

The Company is dependent on the services of a small number of key executives who are highly skilled and experienced.  The loss of these employees or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

LITIGATION

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business.  If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company’s financial performance, cash flow or results of operations.

OTHER RISKS

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Note 2 of the Company’s audited consolidated financial statements describes all of the significant accounting policies.

SILVER AND GOLD INTERESTS

Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $1.9 billion at December 31, 2011.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has silver or precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

Depletion

As described above, the cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and / or exploration potential into reserves.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used.  Changes to depletion rates are accounted for prospectively.

Impairment of Assets

Management considers each silver and gold interest to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company reviews the carrying amounts of each silver and gold interest to determine whether there is any indication that those silver and gold interests have suffered an impairment loss. If such an indication exists, the recoverable amount of the silver and gold interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each silver and gold interest is the higher of fair value less costs to sell (“Fair Value Approach”) and value in use (“Value-In-Use Approach”).

SILVER WHEATON 2011 ANNUAL REPORT [26]

Under the Fair Value Approach, the net asset value (“NAV”) methodology is used to determine the fair value that could be received from each silver and gold interest in an arm’s length transaction at the measurement date.  NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category.  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.  Silver and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV.  Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest.

Under the Value-In-Use Approach, the net present value (“NPV”) methodology is used.  NPV is estimated by using a discount rate to calculate the present value of expected future cash flows.  The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks.

The expected future cash flows are management’s best estimates of expected future revenues and costs.  Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a silver purchase agreement or a precious metal purchase agreement based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when allocating the purchase price to acquired silver and gold interests. Expected future revenues also reflect management’s estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each silver purchase agreement and precious metal purchase agreement, as disclosed in Note 21 to the financial statements.

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net earnings.

At December 31, 2011 and December 31, 2010 no indication of an impairment loss existed and, as such, no impairment charge was required.

VALUATION OF STOCK BASED COMPENSATION

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash.  The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods.  This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet.  The amount of compensation expense is adjusted on a quarterly basis to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.  The accrued liability for PSUs that are forfeited are derecognized and recorded as a compensation cost recovery in the period of forfeiture.

SILVER WHEATON 2011 ANNUAL REPORT [27]

REVENUE RECOGNITION

Revenue from the sale of silver and gold is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters or traders, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement, which generally occurs from three to six months after shipment, is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays as specified in the concentrate sales contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2011, the Company had outstanding provisionally priced sales of $3.6 million where the quotational period pricing was estimated based on the forward price for silver, consisting of 0.1 million ounces of silver, which had a fair value adjustment of approximately $0.3 million associated with the embedded derivative. For each one cent per ounce increase or decrease in realized silver price, revenue would increase or decrease by approximately $1,200.  At December 31, 2010, the Company had outstanding provisionally priced sales of $25.3 million where the quotational period pricing was estimated based on the forward price for silver and gold, consisting of 0.9 million ounces of silver and 3,600 ounces of gold, which had a fair value adjustment of approximately $805,000 associated with the embedded derivative. For each one cent per ounce increase or decrease in realized silver price, revenue would increase or decrease by approximately $8,800 and for each $1 per ounce increase or decrease in the realized price of gold, revenue would increase or decrease by approximately $3,600.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at December 31, 2011.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Changes in Accounting Policies

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company has adopted IFRS for its 2011 fiscal year as required by the Canadian Accounting Standards Board. The Company provided information on its transition to IFRS in its 2010 Annual MD&A.  The assessments and impacts discussed in the Company’s 2010 Annual MD&A remain unchanged. To assist in understanding the impact of the Company’s transition to IFRS on net earnings, a reconciliation of operating results prepared under previous Canadian Generally Accepted Accounting Principles (“Canadian GAAP” or “GAAP”) to operating results prepared under IFRS for the three months ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, respectively, has been presented in the Quarterly Financial Review on page 13 of this MD&A.  In addition, the Company has provided a detailed explanation of the impacts of this transition in Note 24 of its audited consolidated financial statements (“Note 24”).  Note 24 includes reconciliations of the Company’s balance sheet from Canadian GAAP to IFRS as at January 1, 2010 and December 31, 2010 in addition to a reconciliation of its net earnings and

SILVER WHEATON 2011 ANNUAL REPORT [28]

comprehensive income for the year ended December 31, 2010.  Explanations of the individual impacts of adopting IFRS identified in the reconciliations are also provided, as are the Company’s elections under IFRS 1 “First-time Adoption of International Financial Reporting Standards”. For a description of the Company’s significant accounting policies under IFRS, please refer to Note 2 of the audited consolidated financial statements for the year ended December 31, 2011.

Future Changes in Accounting Policies

The International Accounting Standards Board has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after July 1, 2011:

•	IFRS 7 – Financial Instruments (amended 2010)

Standards required to be applied for periods beginning on or after January 1, 2012:

•	IAS 12 – Income Taxes (amended 2010)

Standards required to be applied for periods beginning on or after July 1, 2012:

•	IAS 1 - Presentation of Financial Statements (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 19 – Employee Benefits (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

•	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

Subsequent Event

Declaration of Dividend

On March 22, 2012, the Board of Directors declared a dividend in the amount of $0.09 per common share, representing 20% of the cash generated by operating activities during the three months ended December 31 2011, payable to shareholders of record on April 4, 2012.  This dividend is expected to be distributed on or about April 17, 2012.

SILVER WHEATON 2011 ANNUAL REPORT [29]

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2011.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2011.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting (“ICFR”) during the year ended December 31, 2011 that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2011.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2011 ANNUAL REPORT [30]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2011, unless otherwise noted.  The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.  The most current Mineral Reserves and Mineral Resources will be available on the Company’s website:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,14,15)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	156.6	28.9	145.5	129.3	20.2	83.8	285.9	24.9	229.3	53-65%
Heap Leach	8.3	14.4	3.9	23.0	9.4	6.9	31.4	10.7	10.8	24%
San Dimas(10)	2.1	364.0	24.8	3.8	314.7	38.1	5.9	332.5	62.9	94%
Pascua-Lama (25%)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	3.3	3.2	0.3	37.6	3.2	3.9	40.9	3.2	4.2	22%
Pierina(11)	2.1	19.9	1.3	18.9	10.8	6.6	21.0	11.8	8.0	37%
Veladero(11)	3.7	13.4	1.6	61.3	13.4	26.5	65.0	13.4	28.1	6%
Yauliyacu(12)	1.0	99.6	3.3	2.7	105.9	9.1	3.7	104.2	12.4	85%
Neves-Corvo
Copper	23.2	44.0	32.9	4.5	45.0	6.5	27.7	44.2	39.4	35%
Zinc	19.4	67.0	41.7	3.8	64.0	7.8	23.1	66.5	49.5	23%
Rosemont(13)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Mineral Park(13)	293.9	2.7	25.7	74.5	2.9	7.0	368.4	2.8	32.6	49%
Zinkgruvan
Zinc	8.2	103.0	27.2	2.4	60.0	4.7	10.7	93.1	31.9	70%
Copper	2.8	32.0	2.8	0.1	29.0	0.1	2.8	31.9	2.9	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado (75%)	0.7	166.7	3.8	0.1	123.4	0.3	0.8	162.6	4.1	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	84%
Minto	7.8	5.4	1.3	5.1	4.9	0.8	12.9	5.2	2.1	80%
Cozamin
Copper	1.6	76.3	4.0	5.9	59.0	11.3	7.5	62.7	15.2	74%
Zinc	-	-	-	1.9	37.2	2.2	1.9	37.2	2.2	74%
Los Filos	81.0	5.2	13.5	231.2	5.4	40.2	312.2	5.3	53.6	5%

Total Silver			381.4			455.3			836.7
GOLD
Minto	7.8	0.63	0.16	5.1	0.54	0.09	12.9	0.60	0.25	74%
Total Gold			0.16			0.09			0.25

SILVER WHEATON 2011 ANNUAL REPORT [31]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,14,15)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	34.1	13.1	14.4	128.2	12.4	51.1	162.3	12.6	65.5
Heap Leach	1.0	4.6	0.2	6.2	3.9	0.8	7.2	4.0	0.9
Pascua-Lama (25%)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(12)	0.7	108.5	2.5	6.1	192.4	37.8	6.8	183.5	40.3
Neves-Corvo
Copper	15.4	53.0	26.2	3.4	51.2	5.6	18.8	52.7	31.8
Zinc	42.7	54.3	74.6	14.5	49.5	23.0	57.2	53.1	97.6
Rosemont(13)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Mineral Park(13)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	0.9	123.4	3.8	3.3	109.5	11.5	4.2	112.6	15.2
Copper	2.7	24.4	2.1	0.1	38.5	0.1	2.8	24.9	2.2
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	2.1	162.1	10.8	4.4	158.0	22.5	6.5	159.3	33.2
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	5.4	3.8	0.6	19.2	2.9	1.8	24.6	3.1	2.4
Cozamin
Copper	0.6	81.5	1.5	1.0	54.9	1.8	1.6	64.3	3.3
Keno Hill (25%)
Underground	-	-	-	0.3	545.4	4.5	0.3	545.4	4.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	7.9	9.5	2.4	42.7	7.2	9.9	50.6	7.6	12.4

Total Silver			155.2			298.4			453.6
GOLD
Minto	5.4	0.47	0.08	19.2	0.24	0.15	24.6	0.29	0.23
Total Gold			0.08			0.15			0.23

SILVER WHEATON 2011 ANNUAL REPORT [32]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,14,15)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz
Peñasquito (25%)
Mill	36.7	8.8	10.4
Heap Leach	14.1	1.7	0.8
San Dimas(10)	16.9	329.8	178.7
Pascua-Lama (25%)	8.1	15.5	4.0
Yauliyacu(12)	13.8	163.5	72.7
Neves-Corvo
Copper	28.5	40.0	36.6
Zinc	33.0	55.0	58.3
Rosemont(13)	163.0	2.1	11.2
Mineral Park(13)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.6	69.0	12.4
Copper	0.8	36.0	0.9
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	2.4	117.3	9.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	6.0	2.8	0.5
Cozamin
Copper	2.4	52.6	4.0
Zinc	1.7	30.1	1.6
Keno Hill (25%)
Underground	0.1	340.1	1.4
Los Filos	158.4	5.9	29.9

TOTAL SILVER			477.9
GOLD
Minto	6.0	0.25	0.05
TOTAL GOLD			0.05

SILVER WHEATON 2011 ANNUAL REPORT [33]

Notes:
1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.	Individual qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are as follows:
a.	Peñasquito – Guillermo Pareja, Ph.D., P.Geo. (Manager, Mineral Resources), Peter Nahan, P.Eng. (Senior Evaluation Engineer), both employees of Goldcorp Inc.
b.	San Dimas –Velasquez Spring, P.Eng. (Senior Geologist, Watts, Griffis and McOuat Limited).
c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.).
d.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering), both employees of the Company (the “Company’s QPs”).
The Company’s QPs are responsible for overall corporate review and all other operations and development projects.
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto, Cozamin, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2011, based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.  The most current Mineral Reserves and Mineral Resources will be available on the Company's website.

a.	Resources and Reserves for San Dimas are reported as of December 31, 2010.
b.	Resources and Reserves for Yauliyacu, Neves-Corvo and Zinkgruvan are reported as of June 30, 2011.
c.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
d.	Resources for Mineral Park are reported as of December 29, 2006.
e.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.
f.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.
g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
h.	Resources and Reserves for Minto are reported as of December 31, 2010.
i.	Resources and Reserves for Cozamin are reported as of December 31, 2009.
j.	Resources for Keno Hill’s Lucky Queen and Onek deposits are reported as of June 30, 2011 and April 22, 2010 for the Elsa Tailings.
k.	Resources for Loma de La Plata are reported as of May 20, 2009.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $20.00 per ounce of silver, unless otherwise noted below:
a.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $22.00 per ounce.
b.	Yauliyacu - $30.00 per ounce.
c.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for the all zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.
d.	Rosemont –$10.00 per ounce.
e.	Mineral Park – $7.50 per ounce.
f.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.
g.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.
h.	Campo Morado - $30.00 per ounce.
i.	Minto – $3.90 per ounce silver and $300 per ounce gold.
j.	Cozamin – $4.00 per ounce.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $24.00 per ounce of silver, unless otherwise noted below:
a.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce.
b.	Yauliyacu – $30.00 per ounce.
c.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
d.	Rosemont – 0.2% Cu cut-off.
SILVER WHEATON 2011 ANNUAL REPORT [34]

e.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
f.	Mineral Park – $7.50 per ounce.
g.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.
h.	Campo Morado – $30.00 per ounce for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.
i.	Loma de La Plata – $12.50 per ounce.
j.	Minto – $12.00 per ounce silver and $900 per ounce gold.
k.	Cozamin – 1.15% Cu cut-off for San Roberto Area and 3.0% Zn cut-off for San Rafael Area.
l.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone, $17.00 per ounce for the Elsa Tailings and $18.50 per ounce for the Lucky Queen and Onek deposits.
10.
The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.  As per Primero’s press release on January 17, 2012, Primero is undertaking a review of the reserve and resource estimation methods currently, and historically, used at San Dimas in order to determine whether other estimation methods might be used to improve predictability of operating results and, therefore, assist long term planning.  While the results of this review are not currently known, the adoption of any new estimation methods may result in the Silver Wheaton reporting different and potentially lower total mineral reserve and total mineral resource numbers.  Primero also states in their press release that it is not expected that any potential change in estimates will change the level of confidence Primero has in the ultimate mineral potential of San Dimas and that the review of estimation methodology is being driven by a desire to determine if greater operating predictability and improved mine planning can be achieved.

11.
The Company’s attributable tonnage at Pierina was estimated by assuming 2011 production level for the remaining two years.  The Company’s attributable tonnage at Lagunas Norte and Veladero was estimated by assuming 2012 and 2013 processed tonnes based on Barrick's life of mine ("LOM") plans.  Tonnes for all three operations were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Barrick’s December 31, 2011 Proven and Probable Mineral Reserves.  Average reserve grades were applied to the Pierina estimates and the average LOM plan grades were applied to Lagunas Norte and Veladero.  LOM plans and December 31, 2011 Mineral Reserves estimates are as published by Barrick.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall, so long as production allows.  Depending upon production levels, it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
14.
The Company has filed a technical report for each of its mineral projects considered to be material to the Company, being San Dimas, Yauliyacu, Peñasquito and Pascua-Lama, which are available on SEDAR at www.sedar.com.

15.
Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON 2011 ANNUAL REPORT [35]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2011 ANNUAL REPORT [36]

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Silver Wheaton Corp. (“Silver Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.  These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton.  The Audit Committee reviews Silver Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors.  Other key responsibilities of the Audit Committee include monitoring Silver Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte & Touche LLP, Independent Registered Chartered Accountants, appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown
Randy Smallwood President & Chief Executive Officer	Gary Brown Senior Vice President & Chief Financial Officer

March 22, 2012

SILVER WHEATON 2011 ANNUAL REPORT [37]

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated financial statements of Silver Wheaton Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of earnings, comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 22, 2012

SILVER WHEATON 2011 ANNUAL REPORT [38]

Management’s Report on Internal Control Over Financial Reporting

Management of Silver Wheaton Corp. (“Silver Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Silver Wheaton’s assets

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton’s directors

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton’s assets that could have a material effect on Silver Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2011, Silver Wheaton’s internal control over financial reporting was effective.

The effectiveness of Silver Wheaton’s internal control over financial reporting, as of December 31, 2011, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

/s/ Randy Smallwood	/s/ Gary Brown
Randy Smallwood President & Chief Executive Officer	Gary Brown Senior Vice President & Chief Financial Officer

March 22, 2012

SILVER WHEATON 2011 ANNUAL REPORT [39]

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of Silver Wheaton Corp.

We have audited the internal control over financial reporting of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 22, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 22, 2012

SILVER WHEATON 2011 ANNUAL REPORT [40]

Consolidated Statements of Earnings

		Year Ended December 31
(US dollars and shares in thousands, except per share amounts)	Note	2011	2010
Sales	5	$729,997	$423,353
Cost of sales
Cost of sales, excluding depletion		$86,266	$82,749
Depletion		57,457	57,571
Total cost of sales		$143,723	$140,320
Earnings from operations		$586,274	$283,033
Expenses and other income
General and administrative 1	6	$25,180	$24,669
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	12	-	133,210
Foreign exchange gain		(453)	(2,266)
Other expense (income)		3,182	(16,089)
		$27,909	$139,524
Earnings before tax		$558,365	$143,509
Income tax (expense) recovery	20	(8,337)	9,872
Net earnings		$550,028	$153,381

Basic earnings per share		$1.56	$0.45
Diluted earnings per share		$1.55	$0.44
Weighted average number of shares outstanding
Basic	16	353,249	344,288
Diluted	16	355,904	346,508
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$6,329	$7,732

Consolidated Statements of Comprehensive Income

		Year Ended December 31
(US dollars in thousands)	Note	2011	2010
Net earnings		$550,028	$153,381
Other comprehensive income
(Loss) gain on long-term investments - common shares held	8	$(119,114)	$146,343
Deferred income tax recovery (expense)	20	10,699	(14,422)
Total other comprehensive (loss) income		$(108,415)	$131,921
Total comprehensive income		$441,613	$285,302

The accompanying notes form an integral part of these audited consolidated financial statements.

SILVER WHEATON 2011 ANNUAL REPORT [41]

Consolidated Balance Sheets

	Note	December 31	December 31	January 1
(US dollars in thousands)		2011	2010	2010
Assets
Current assets
Cash and cash equivalents		$840,201	$428,636	$227,566
Accounts receivable	7	3,890	7,088	4,881
Other		1,221	727	1,027
Total current assets		$845,312	$436,451	$233,474
Non-current assets
Silver and gold interests	9	$1,871,726	$1,912,877	$1,928,476
Long-term investments	8	151,621	284,448	73,747
Deferred income taxes	20	2,301	-	-
Other		1,375	1,607	1,852
Total non-current assets		$2,027,023	$2,198,932	$2,004,075
Total assets		$2,872,335	$2,635,383	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$8,709	$9,843	$10,302
Current portion of bank debt	10	28,560	28,560	28,560
Current portion of silver interest payments	11	130,789	133,243	130,788
Total current liabilities		$168,058	$171,646	$169,650
Non-current liabilities
Deferred income taxes	20	$-	$822	$-
Liability for Canadian dollar share purchase warrants	12	-	-	51,967
Long-term portion of bank debt	10	50,060	78,620	107,180
Long-term portion of silver interest payments	11	-	122,346	236,796
Total non-current liabilities		$50,060	$201,788	$395,943
Total liabilities		$218,118	$373,434	$565,593
Shareholders' Equity
Issued capital	13	$1,793,772	$1,782,510	$1,476,480
Reserves	14	25,422	135,364	4,611
Retained earnings		835,023	344,075	190,865
Total shareholders' equity		$2,654,217	$2,261,949	$1,671,956
Total liabilities and shareholders' equity		$2,872,335	$2,635,383	$2,237,549
Commitments and contingencies	10, 21

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director

The accompanying notes form an integral part of these audited consolidated financial statements.

SILVER WHEATON 2011 ANNUAL REPORT [42]

Consolidated Statements of Cash Flows

		Year Ended December 31
(US dollars in thousands)	Note	2011	2010
Operating Activities
Net earnings		$550,028	$153,381
Adjustments for
Depreciation and depletion		57,720	57,839
Equity settled stock based compensation		6,329	7,732
Deferred income tax expense (recovery)	20	7,575	(10,248)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	12	-	133,210
Loss (gain) on fair value adjustment of share purchase warrants held	8	3,118	(10,719)
Gain on disposal of silver purchase agreement		-	(5,911)
Investment income recognized in net earnings		(929)	(510)
Other		(84)	(3,514)
Change in non-cash operating working capital	17	1,786	(2,009)
Operating cash flows before interest income		$625,543	$319,251
Interest income received		884	475
Cash generated by operating activities		$626,427	$319,726
Financing Activities
Bank debt repaid	10	$(28,560)	$(28,560)
Share issue costs		-	(85)
Share purchase warrants exercised		99	76,093
Share purchase options exercised		7,839	32,335
Dividends paid	13.2	(63,612)	-
Cash (applied to) generated by financing activities		$(84,234)	$79,783
Investing Activities
Silver and gold interests		$(140,063)	$(170,661)
Silver and gold interests - interest paid		(1,260)	(1,739)
Acquisition of long-term investments	8	(13,674)	(54,107)
Dividend income received		45	35
Proceeds on disposal of long-term investments	8	24,270	469
Proceeds on disposal of silver purchase agreement		-	25,000
Other		(54)	(287)
Cash applied to investing activities		$(130,736)	$(201,290)
Effect of exchange rate changes on cash and cash equivalents		$108	$2,851
Increase in cash and cash equivalents		$411,565	$201,070
Cash and cash equivalents, beginning of year		428,636	227,566
Cash and cash equivalents, end of year		$840,201	$428,636

At December 31, 2011, the Company’s cash and cash equivalents consisted of $119.3 million in cash (December 31, 2010 - $154.1 million) and $720.9 million in cash equivalents (December 31, 2010 - $274.5 million).  Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

The accompanying notes form an integral part of these audited consolidated financial statements.

SILVER WHEATON 2011 ANNUAL REPORT [43]

Consolidated Statements of Shareholders’ Equity

					Long-Term Investment Revaluation Reserve (Net of Tax)			Total
(US dollars in thousands)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Share Price	Foreign Exchange	Retained Earnings
At January 1, 2010	$1,476,480	$7,414	$12,387	$814	$(28,599)	$12,595	$190,865	$1,671,956
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$153,381	$153,381
Other comprehensive income	-	-	-	-	120,702	11,219	-	131,921
Total comprehensive income	$-	$-	$-	$-	$120,702	$11,219	$153,381	$285,302
Fair value of SBC 1	$-	$-	$5,977	$1,755	$-	$-	$-	$7,732
Options 1 exercised	40,846	-	(8,511)	-	-	-	-	32,335
RSUs 1 released	617	-	-	(617)	-	-	-	-
Warrants 1 exercised	261,215	-	-	-	-	-	-	261,215
Warrants 1 expired	-	57	-	-	-	-	-	57
Realized loss on disposal of LTI's 1	-	-	-	-	219	(48)	(171)	-
DIT 1 recovery	3,352	-	-	-	-	-	-	3,352
At December 31, 2010	$1,782,510	$7,471	$9,853	$1,952	$92,322	$23,766	$344,075	$2,261,949
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$550,028	$550,028
Other comprehensive loss	-	-	-	-	(108,263)	(152)	-	(108,415)
Total comprehensive income	$-	$-	$-	$-	$(108,263)	$(152)	$550,028	$441,613
Fair value of SBC 1	$-	$-	$4,674	$1,655	$-	$-	$-	$6,329
Options 1 exercised	10,052	-	(2,213)	-	-	-	-	7,839
RSUs 1 released	1,097	-	-	(1,097)	-	-	-	-
Warrants 1 exercised	113	(14)	-	-	-	-	-	99
Realized gain on disposal of LTI's 1	-	-	-	-	(2,695)	(1,837)	4,532	-
Dividends paid 2	-	-	-	-	-	-	(63,612)	(63,612)
At December 31, 2011	$1,793,772	$7,457	$12,314	$2,510	$(18,636)	$21,777	$835,023	$2,654,217

1)
Definitions as follows: “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “LTI’s” = Long-Term Investments in Common Shares Held; “DIT recovery” = Deferred Income Tax recovery related to share issue costs.

2)	Total cash dividends of $0.18 per common share were paid during the year ended December 31, 2011.

The accompanying notes form an integral part of these audited consolidated financial statements.

SILVER WHEATON 2011 ANNUAL REPORT [44]

1. Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver.  The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.  In addition, the Company has share purchase warrants that trade on the TSX under the symbol SLW.WT.U.

To date, the Company has entered into 14 long-term silver purchase agreements and two long-term precious metal purchase agreements, relating to 19 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  During the year ended December 31, 2011, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.99 and $300, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

The consolidated financial statements of the Company for the year ended December 31, 2011 were authorized for issue in accordance with a resolution of the Board of Directors dated on March 22, 2012.

2. Significant Accounting Policies

2.1. Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to Cdn$ refer to Canadian dollars.

2.2. Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

As the year ended December 31, 2011 represents the first year that the Company is presenting its results and financial position under IFRS, these consolidated financial statements were prepared in accordance with IFRS 1, First-time Adoption of IFRS (“IFRS 1”), as more fully described in Note 24.  The policies set out below were consistently applied to all the periods presented unless otherwise stated.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “GAAP”).  Canadian GAAP differs in some areas from IFRS.  In preparing these consolidated financial statements, management has amended certain accounting and valuation methods previously applied in the Canadian GAAP financial statements to comply with IFRS.  The comparative figures for 2010 were restated to reflect these adjustments.  Reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income are described in Note 24.

The preparation of financial statements in accordance with IFRS requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

SILVER WHEATON 2011 ANNUAL REPORT [45]

2.3. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Silver Wheaton (Caymans) Ltd. (“SW Caymans”) and Silverstone Resources (Barbados) Corp. (“SST Barbados”).

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest.  Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities.  Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

2.4. Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

2.5. Revenue Recognition

Revenue from the sale of silver and gold is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters or traders, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement, which generally occurs from three to six months after shipment, is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays as specified in the concentrate sales contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

2.6. Financial Instruments

In November 2009, the International Accounting Standards Board introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement.  Adoption of IFRS 9 is required by January 1, 2015, with early adoption permitted.  The Company has elected to adopt IFRS 9 and the related consequential amendments effective January 1, 2010.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

2.7. Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

SILVER WHEATON 2011 ANNUAL REPORT [46]

Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)

On initial recognition, the Company has made an irrevocable election to designate long-term investments in common shares held that are not “held for trading” as FVTOCI. The Company’s long-term investments in common shares held are not “held for trading”. Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, the Company has chosen to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value immediately in net earnings.

Long-term investments in common shares held are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other Expense (Income).

Financial Assets at Fair Value Through Net Earnings (“FVTNE”)

Warrants held by the Company for long-term investment purposes are classified as FVTNE. The Company has also classified cash and cash equivalents as FVTNE.

Financial assets at FVTNE are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other (Income) Expense.

As discussed in Note 2.5, the Company’s provisionally priced sales contain an embedded derivative that is remeasured at fair value on a quarterly basis. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost

Trade receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings, and

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

SILVER WHEATON 2011 ANNUAL REPORT [47]

2.8. Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants Issued

Share purchase warrants issued with an exercise price denominated in a currency other than the Company’s functional currency (US dollars) are considered derivative instruments.  As such, they are classified as financial liabilities measured at FVTNE and are remeasured at fair value on a quarterly basis with all changes being reflected as a component of net earnings. This accounting treatment was applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which either expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively, or were exercised prior to those dates. This non-cash adjustment had no effect on the Company’s cash flow or liquidity.

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve.  Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Other Financial Liabilities

Accounts payable and accrued liabilities, silver interest payments and bank debt are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with the related interest expense being recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period.  Therefore,

•
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings, and

•	For financial liabilities that are measured as at FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

2.9. Silver and Gold Interests

Agreements for which settlement is called for in silver and gold, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs.  The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

SILVER WHEATON 2011 ANNUAL REPORT [48]

Depletion

The cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and / or exploration potential into reserves.

Asset Impairment

Management considers each silver and gold interest to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company reviews the carrying amounts of each silver and gold interest to determine whether there is any indication that those silver and gold interests have suffered an impairment loss. If such an indication exists, the recoverable amount of the silver and gold interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each silver and gold interest is the higher of fair value less costs to sell (“Fair Value Approach”) and value in use (“Value-In-Use Approach”).

Under the Fair Value Approach, the net asset value (“NAV”) methodology is used to determine the fair value that could be received from each silver and gold interest in an arm’s length transaction at the measurement date.  NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category.  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.  Silver and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV.  Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest.

Under the Value-In-Use Approach, the net present value (“NPV”) methodology is used.  NPV is estimated by using a discount rate to calculate the present value of expected future cash flows.  The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks.

The expected future cash flows are management’s best estimates of expected future revenues and costs.  Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a silver purchase agreement or a precious metal purchase agreement based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when allocating the purchase price to acquired silver and gold interests. Expected future revenues also reflect management’s estimated long-term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each silver purchase agreement and precious metal purchase agreement, as disclosed in Note 21.

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net earnings.

At December 31, 2011, December 31, 2010 and January 1, 2010, no indication of an impairment loss existed and, as such, no impairment charge was required.

SILVER WHEATON 2011 ANNUAL REPORT [49]

2.10. Borrowing and Debt Issue Costs

Borrowing costs allocable to the acquisition or construction of qualifying assets, which necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use.  Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Other (Income) Expense, as incurred.  For the purposes of determining whether borrowing costs are allocable to qualifying assets, outstanding debt is first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company.

Debt issue costs are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability.

2.11. Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash.  The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods.  This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet.  The amount of compensation expense is adjusted on a quarterly basis to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.  The accrued liability for PSUs that are forfeited are derecognized and recorded as a compensation cost recovery in the period of forfeiture.

2.12. Income Taxes

Income tax expense comprises current and deferred tax.   Current and deferred taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet.  Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences.  Taxable temporary differences arising on investments in subsidiaries are recognized except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax assets and unused tax losses to the extent it is probable that the Company will have taxable income against which those deductible temporary differences, carry forward of unused tax assets and unused tax losses can be utilized.  The carrying amount of the deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets or liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

SILVER WHEATON 2011 ANNUAL REPORT [50]

2.13. Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

2.14. Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the Company operates.  The consolidated financial statements are presented in US dollars, which is the Company’s functional currency.  Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the US dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders’ equity until they are realized as a result of a sale, at which time the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

2.15. Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.  At December 31, 2011, December 31, 2010 and January 1, 2010, the Company was not a party to any finance leases.

The Company as the Lessee

Operating lease payments are recognized on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability.  The aggregate benefit of incentives is recognized as a reduction to rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

2.16. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

2.17. Changes in Accounting Policies

The International Accounting Standards Board has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after July 1, 2011:

•	IFRS 7 – Financial Instruments (amended 2010)

SILVER WHEATON 2011 ANNUAL REPORT [51]

Standards required to be applied for periods beginning on or after January 1, 2012:

•	IAS 12 – Income Taxes (amended 2010)

Standards required to be applied for periods beginning on or after July 1, 2012:

•	IAS 1 - Presentation of Financial Statements (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 19 – Employee Benefits (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

•	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

3. Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgements made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1. Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $1.9 billion at December 31, 2011.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has silver or precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

SILVER WHEATON 2011 ANNUAL REPORT [52]

3.2. Depletion

As more fully described in Note 2.9, the Company’s silver and gold interests are depleted on a units-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s silver and gold interests.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used.  Changes to depletion rates are accounted for prospectively.

3.3. Impairment of Assets

As more fully described in Note 2.9, the Company assesses each silver and gold interest each reporting period to determine whether any indication of impairment exists. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4. Valuation of Stock Based Compensation

As more fully described in Note 2.11, the Company has various forms of stock based compensation, including share purchase options, RSUs and PSUs.  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 14.1, 14.2 and 15.1, respectively.

3.5. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company's international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the period that such changes occur.

Critical Accounting Judgments

3.6. Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.7. Income Taxes

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgement.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In assessing the likelihood of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Estimates of future taxable income are based on forecasted cash flows.

4. Fair Values of Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, currency risk, interest rate risk, commodity price risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

SILVER WHEATON 2011 ANNUAL REPORT [53]

4.1. Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 10) and equity attributable to common shareholders, comprising of issued capital (Note 13), accumulated reserves (Note 14) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 10).

The Company is in compliance with the debt covenants described in Note 10.

4.2. Categories of Financial Assets and Liabilities

Financial assets are reported at fair value, with the exception of other receivables which are non-interest bearing and are stated at amortized cost, which approximates fair value due to the short terms to maturity. Where necessary, trade receivables are reported net of allowances for uncollectable amounts.  Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held.  As these long-term investments are held for strategic purposes and are not “held for trading”, the Company has made a one time, irrevocable election to reflect  the fair value adjustments associated with these investments as a component of OCI.  Financial liabilities are reported at amortized cost using the effective interest method, except for derivative liabilities which are measured at fair value through net earnings.  The following table summarizes the classification of the Company’s financial assets and liabilities:

	Note	December 31	December 31	January 1
(US dollars in thousands)		2011	2010	2010
Financial Assets
Fair value through net earnings
Cash and cash equivalents		$840,201	$428,636	$227,566
Long-term investments - warrants held	8	2,582	5,700	1,245
Trade receivables from provisional concentrate sales, net of fair value adjustment	7	3,494	6,665	3,367
Fair value through other comprehensive income
Long-term investments - common shares held	8	149,039	278,748	72,502
Amortized cost
Other receivables		396	423	1,514
		$995,712	$720,172	$306,194
Financial Liabilities
Fair value through net earnings
Liability for Canadian dollar share purchase warrants issued	12	$-	$-	$51,967
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivables	7	1,567	-	-
Amortized cost
Accounts payable and accrued liabilities		6,688	9,843	10,302
Bank debt	10	78,620	107,180	135,740
Silver interest payments	11	130,789	255,589	367,584
		$217,664	$372,612	$565,593

SILVER WHEATON 2011 ANNUAL REPORT [54]

4.3. Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company invests surplus cash in short-term, high credit quality, money market instruments.   In addition, counterparties used to sell silver and gold are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant.  Therefore, the Company is not exposed to significant credit risk and, overall, the Company’s credit risk has not changed significantly from the prior year.

At December 31, 2011, there were no significant trade receivables owed to the Company which were past due.  The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31	January 1
(in thousands)	Note	2011	2010	2010
Cash and cash equivalents		$840,201	$428,636	$227,566
Trade receivables from provisional concentrate sales, net of fair value adjustment	7	3,494	6,665	3,367
Other receivables		396	423	1,514
		$844,091	$435,724	$232,447

4.4. Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.  As at December 31, 2011, the Company had cash and cash equivalents of $840.2 million (2010 - $428.6 million) and working capital of $677.3 million (2010 - $264.8 million).  The Company invests surplus cash in short-term, high credit quality money market instruments.  The Company has a $400 million revolving term loan (Note 10) which can be drawn at any time for the acquisition of silver interests, investments or for general corporate purposes.

Silver Wheaton holds common shares and common share purchase warrants of several publicly traded mineral exploration, development and mining companies (Note 8) with a combined market value at December 31, 2011 of $151.6 million (December 31, 2010 - $284.4 million).   The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.  These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

SILVER WHEATON 2011 ANNUAL REPORT [55]

The following tables summarize the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The tables include both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period. The contractual maturity date of these financial liabilities is based on the earliest date on which the Company may be required to pay.

As at December 31, 2011
(in thousands)	2012	2013	2014	2015	2016	Thereafter	Commitments	Total
Non-derivative financial liabilities
Bank debt	$28,560	$28,560	$21,500	$-	$-	$-	$-	$78,620
Interest on bank debt 1	1,006	618	174	-	-	-	-	1,798
Silver interest payments
Barrick	137,500	-	-	-	-	-	-	137,500
Rosemont 2	-	-	-	-	-	-	230,000	230,000
Loma de La Plata 3	-	-	-	-	-	-	32,400	32,400
Accounts payable and accrued liabilities	6,324	-	364	-	-	-	-	6,688
Derivative financial liabilities
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivables	1,567	-	-	-	-	-	-	1,567
Total	$174,957	$29,178	$22,038	$-	$-	$-	$262,400	$488,573

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
2)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

3)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

As at December 31, 2010
(in thousands)	2011	2012	2013	2014	2015	Thereafter	Commitments	Total
Non-derivative financial liabilities
Bank debt	$28,560	$28,560	$28,560	$21,500	$-	$-	$-	$107,180
Interest on bank debt 1	1,158	817	472	129	-	-	-	2,576
Silver interest payments
Barrick	137,500	137,500	-	-	-	-	-	275,000
Rosemont 2	-	-	-	-	-	-	230,000	230,000
Loma de La Plata 3	-	-	-	-	-	-	32,400	32,400
Accounts payable and accrued liabilities	9,843	-	-	-	-	-	-	9,843
Total	$177,061	$166,877	$29,032	$21,629	$-	$-	$262,400	$656,999

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
2)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

3)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

SILVER WHEATON 2011 ANNUAL REPORT [56]

4.5. Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including operating expenses and the acquisition of strategic long-term investments.  As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the US dollar.   The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31	January 1
(US dollars in thousands)	2011	2010	2010
Monetary Assets
Cash and cash equivalents	$690	$42,505	$6,015
Accounts receivable	115	183	310
Long-term investments - common shares held	144,039	278,748	72,502
Long-term investments - warrants held	2,582	5,700	1,245
	$147,426	$327,136	$80,072
Monetary Liabilities
Accounts payable and accrued liabilities	$3,455	$4,294	$3,102

The following tables detail the Company’s sensitivity to a 10% increase and decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2011
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$(7)	$7
Increase (decrease) in other comprehensive income	14,404	(14,404)
Increase (decrease) in total comprehensive income	$14,397	$(14,397)

	As at December 31, 2010
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$4,409	$(4,409)
Increase (decrease) in other comprehensive income	27,875	(27,875)
Increase (decrease) in total comprehensive income	$32,284	$(32,284)

4.6. Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest-bearing investments have terms of less than 95 days.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  During the year ended December 31, 2011, the weighted average interest rate paid by the Company on its outstanding borrowings was 1.13% (2010 – 1.16%).

SILVER WHEATON 2011 ANNUAL REPORT [57]

For the year ended December 31, 2011, all of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Barrick silver interest, which was under development during the period. For the year ended December 31, 2010, all of the interest incurred by the Company was capitalized as it relates to the acquisition of the Barrick, Peñasquito and Keno Hill silver interests, all of which were under development during the period. As a result, changes in interest rates will not materially affect the Company’s net earnings or other comprehensive income.  A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the year ended December 31, 2011 by approximately $0.9 million (2010 - $1.2 million).

4.7. Commodity Price Risk

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold.  The price of silver and gold can fluctuate widely, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such, pursuant to the terms of the agreements associated with its silver and gold interests, the Company may not generate positive cash flow or earnings.

4.8. Other Price Risks

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  The Company does not actively trade these investments.

The sensitivity analysis below has been determined based on the exposure to equity price risks at December 31, 2011.

If equity prices had been 10% higher or lower:

•
Net earnings for the year ended December 31, 2011 would have increased/decreased by approximately $0.3 million (2010 - $0.6 million) as a result of changes in the fair value of share purchase warrants held; and

•
Other comprehensive income for the year ended December 31, 2011 would have increased/decreased by approximately $14.9 million (2010 - $27.9 million) as a result of changes in the fair value of common shares held.

4.9. Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

SILVER WHEATON 2011 ANNUAL REPORT [58]

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2011
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cash and cash equivalents	$840,201	$840,201	$-	$-
Trade receivable from provisional concentrate sales, net of fair value adjustment	3,494	-	3,494	-
Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(1,567)	-	(1,567)	-
Long-term investments - common shares held	149,039	149,039	-	-
Long-term investments - warrants held	2,582	-	2,582	-
	$993,749	$989,240	$4,509	$-

	December 31, 2010
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cash and cash equivalents	$428,636	$428,636	$-	$-
Trade receivable from provisional concentrate sales, net of fair value adjustment	6,665	-	6,665	-
Long-term investments - common shares held	278,748	278,748	-	-
Long-term investments - warrants held	5,700	-	5,700	-
	$719,749	$707,384	$12,365	$-

The Company’s trade receivables from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement (Note 2.5).  As such, these receivables are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market is determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility, estimated forfeiture rate and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

SILVER WHEATON 2011 ANNUAL REPORT [59]

Other receivables and trade payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 10) and the silver interest payments due (Note 11) are reported at amortized cost using the effective interest method.

5. Revenue

	Year ended December 31
(in thousands)	2011	2010
Sales
Silver Bullion Sales
Silver credit sales	$552,122	$293,815
Concentrate sales	148,507	97,845
	$700,629	$391,660
Gold Bullion Sales
Concentrate sales	29,368	31,693
Total sales revenue	$729,997	$423,353

Silver Credit Sales

Under certain silver purchase agreements, silver is acquired from the counterparty in the form of silver credits, which is then sold through a network of third party brokers or dealers.  As more fully described in Note 2.5, revenue from silver credit sales is recognized at the time of physical delivery, which is also the date that title to the silver passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at December 31, 2011, December 31, 2010 or January 1, 2010.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver.

Concentrate Sales

As described in Note 2.5, under certain silver or precious metal purchase agreements, silver and / or gold is acquired from the counterparty in concentrate form, which is then sold under the terms of concentrate sales contracts to third-party smelters or traders.

6. General and Administrative

	Year Ended December 31
(in thousands)	2011	2010
Salaries and benefits	$7,911	$7,221
Equity settled stock based compensation (a non-cash expense)	6,329	7,732
Depreciation	261	269
Other	10,679	9,447
Total general and administrative	$25,180	$24,669

SILVER WHEATON 2011 ANNUAL REPORT [60]

7. Accounts Receivable

	December 31	December 31	January 1
(in thousands)	2011	2010	2010
Trade receivables from provisional concentrate sales, net of fair value adjustment	$3,494	$6,665	$3,367
Other receivables	396	423	1,514
Total accounts receivable	$3,890	$7,088	$4,881

Trade receivable from provisional concentrate sales, net of fair value adjustment

As more fully described in Note 2.5, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale.  The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2011, the Company had outstanding provisionally priced sales of $3.6 million where the quotational period pricing was estimated based on the forward price for silver, consisting of 0.1 million ounces of silver, which had a fair value adjustment of approximately $0.3 million associated with the embedded derivative. For each one cent per ounce increase or decrease in realized silver price, revenue would increase or decrease by approximately $1,200.  At December 31, 2010, the Company had outstanding provisionally priced sales of $25.3 million where the quotational period pricing was estimated based on the forward price for silver and gold, consisting of 0.9 million ounces of silver and 3,600 ounces of gold, which had a fair value adjustment of approximately $805,000 associated with the embedded derivative. For each one cent per ounce increase or decrease in realized silver price, revenue would increase or decrease by approximately $8,800 and for each $1 per ounce increase or decrease in the realized price of gold, revenue would increase or decrease by approximately $3,600.  At January 1, 2010, the Company had outstanding provisionally priced sales of $9.7 million where the quotational period pricing was estimated based on the forward price for silver and gold, consisting of 0.3 million ounces of silver and 3,300 ounces of gold, which had a fair value adjustment of approximately $175,000 associated with the embedded derivative.

8. Long-Term Investments

	December 31	December 31	January 1
(in thousands)	2011	2010	2010
Common shares held	$149,039	$278,748	$72,502
Warrants held	2,582	5,700	1,245
	$151,621	$284,448	$73,747

SILVER WHEATON 2011 ANNUAL REPORT [61]

Common Shares Held

	December 31, 2011
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI	Realized Gain on Disposal
Bear Creek	$46,171	$(80,524)	$-
Revett	23,793	(1,043)	-
Sabina	44,177	(21,817)	-
Other	34,898	(15,730)	4,532
	$149,039	$(119,114)	$4,532

	December 31, 2010			January 1, 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI	Realized Loss on Disposal	Fair Value
Bear Creek	$126,695	$69,578	$-	$38,232
Revett	24,836	16,682	-	5,815
Sabina	65,993	39,827	-	9,241
Other	61,224	20,256	(171)	19,214
	$278,748	$146,343	$(171)	$72,502

Warrants Held

	December 31, 2011
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings	Realized Loss on Disposal
Revett	$741	$(55)	$-
Other	1,841	(3,063)	(16)
	$2,582	$(3,118)	$(16)

SILVER WHEATON 2011 ANNUAL REPORT [62]

	December 31, 2010		January 1, 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in Net Earnings	Fair Value
Revett	$796	$948	$282
Sabina	-	6,368	75
Other	4,904	3,403	888
	$5,700	$10,719	$1,245

The Company’s long-term investments in common shares held are not “held for trading”.  Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares held as financial assets with fair value adjustments being recorded as a component of other comprehensive income as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.

While long-term investments in warrants held are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 4).

The Company has recorded a $10.7 million deferred income tax recovery being reflected as a component of other comprehensive income during the year ended December 31, 2011, primarily a result of a decline in the fair value of its long-term investments in common shares held.

Bear Creek

At December 31, 2011, Silver Wheaton owned approximately 13.3 million (2010 – 13.3 million) common shares of Bear Creek Mining Corporation (“Bear Creek”), representing approximately 14% (2010 – 14%) of the outstanding shares of Bear Creek.  At December 31, 2011, the fair value of the Company’s investment in Bear Creek was $46.2 million (2010 - $126.7 million).

During the year ended December 31, 2011, the value of the Company’s investment in Bear Creek declined by approximately $80.5 million.  The value of this investment was adversely affected by an action by the Peruvian government relating to Bear Creek’s title over the mineral concessions covering the Santa Ana Project.  While the Santa Ana project remains an important asset for Bear Creek, Silver Wheaton’s strategic focus related to its investment in Bear Creek is the Corani project, which is proceeding towards permitting and construction.

During the year ended December 31, 2010, the Company acquired, by way of private placement, 3.0 million common shares of Bear Creek at a price of Cdn$6.40 per share, for total consideration of Cdn$19.1 million.

Revett

At December 31, 2011, Silver Wheaton owned 5.0 million (2010 – 5.0 million) common shares and common share purchase warrants exercisable to acquire an additional 0.2 million (2010 – 0.2 million) common shares of Revett Minerals Inc. (“Revett”), representing approximately 16% (2010 – 16%) of the outstanding shares of Revett.  At December 31, 2011, the fair value of the Company’s investment in Revett was $24.5 million (2010 - $25.6 million).

During the year ended December 31, 2010, the Company acquired 7.3 million common shares and 1.2 million common share purchase warrants of Revett for $1.9 million.  On November 17, 2010, Revett announced a share consolidation (reverse stock split) of common shares on a one for five basis, effective November 19, 2010.

SILVER WHEATON 2011 ANNUAL REPORT [63]

Sabina

At December 31, 2011, Silver Wheaton owned 11.7 million (2010 – 11.7 million) common shares of Sabina Gold & Silver Corp. (“Sabina”), representing approximately 7% (2010 – 7%) of the outstanding shares of Sabina.  At December 31, 2011, the fair value of the Company’s investment in Sabina was $44.2 million (2010 - $66.0 million).

During the year ended December 31, 2010, the Company exercised 3.9 million common share purchase warrants of Sabina with an exercise price of Cdn$2.75 per warrant for total consideration of Cdn$10.7 million ($10.5 million) resulting in the acquisition of 3.9 million common shares of Sabina.

Other

At December 31, 2011, Silver Wheaton owned common shares and common share purchase warrants of several publicly traded mineral exploration, development and mining companies.  As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton’s overall financial position, these investments have been reflected in these financial statements as part of Other long-term investments.

During the year ended December 31, 2011, the Company acquired, by way of private placement, 10 million common shares of Wildcat Silver Corporation for total consideration of Cdn$13.0 million ($13.7 million).  In addition, Silver Wheaton sold its investment of 1.8 million common shares of Ventana Gold Corp. (“Ventana”) for proceeds of Cdn$23.5 million ($24.3 million) after the successful acquisition of Ventana by AUX Canada, resulting in a realized gain of $4.5 million.

During the year ended December 31, 2010 the Company acquired, by way of private placement, 1.8 million common shares of Ventana for total consideration of Cdn$20.7 million ($19.8 million).

At December 31, 2011, the fair value of the Other long-term investments was $36.7 million (2010 - $66.1 million).

9. Silver and Gold Interests

December 31, 2011
Cost				Accumulated Depletion			Carrying Amount - Dec 31, 2011
(in thousands)	Balance - Jan 1, 2011	Additions	Balance - Dec 31, 2011	Balance - Jan 1, 2011	Depletion	Balance - Dec 31, 2011
Silver interests
San Dimas	$190,331	$-	$190,331	$(18,807)	$(3,997)	$(22,804)	$167,527
Zinkgruvan	77,919	-	77,919	(17,797)	(2,483)	(20,280)	57,639
Yauliyacu	285,292	-	285,292	(48,972)	(6,308)	(55,280)	230,012
Peñasquito	524,626	-	524,626	(9,696)	(9,957)	(19,653)	504,973
Cozamin	41,959	-	41,959	(11,010)	(5,834)	(16,844)	25,115
Barrick 1	607,612	16,197	623,809	(12,305)	(10,419)	(22,724)	601,085
Other 2	294,258	109	294,367	(27,280)	(15,371)	(42,651)	251,716
	$2,021,997	$16,306	$2,038,303	$(145,867)	$(54,369)	$(200,236)	$1,838,067
Gold interests
Minto	$47,774	$-	$47,774	$(11,027)	$(3,088)	$(14,115)	$33,659
	$2,069,771	$16,306	$2,086,077	$(156,894)	$(57,457)	$(214,351)	$1,871,726

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests.

SILVER WHEATON 2011 ANNUAL REPORT [64]

December 31, 2010
Cost					Accumulated Depletion				Carrying Amount - Dec 31, 2010
(in thousands)	Balance - Jan 1, 2010	Additions	Disposals	Balance - Dec 31, 2010	Balance - Jan 1, 2010	Depletion	Disposals	Balance - Dec 31, 2010
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(14,900)	$(3,907)	$-	$(18,807)	$171,524
Zinkgruvan	77,919	-	-	77,919	(14,599)	(3,198)	-	(17,797)	60,122
Yauliyacu	285,292	-	-	285,292	(43,227)	(5,745)	-	(48,972)	236,320
Peñasquito	524,365	261	-	524,626	(2,217)	(7,479)	-	(9,696)	514,930
Cozamin	41,959	-	-	41,959	(4,497)	(6,513)	-	(11,010)	30,949
Barrick 1	583,485	24,127	-	607,612	(3,339)	(8,966)	-	(12,305)	595,307
Other 2	284,266	35,470	(25,478)	294,258	(18,717)	(15,686)	7,123	(27,280)	266,978
	$1,987,617	$59,858	$(25,478)	$2,021,997	$(101,496)	$(51,494)	$7,123	$(145,867)	$1,876,130
Gold interests
Minto	$47,283	$491	$-	$47,774	$(4,928)	$(6,099)	$-	$(11,027)	$36,747
	$2,034,900	$60,349	$(25,478)	$2,069,771	$(106,424)	$(57,593)	$7,123	$(156,894)	$1,912,877

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)
Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests in addition to the previously owned La Negra silver interest.

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2011			December 31, 2010
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$41,719	$125,808	$167,527	$40,539	$130,985	$171,524
Zinkgruvan	37,118	20,521	57,639	39,600	20,522	60,122
Yauliyacu	38,368	191,644	230,012	9,386	226,934	236,320
Peñasquito	411,124	93,849	504,973	398,632	116,298	514,930
Cozamin	25,115	-	25,115	30,949	-	30,949
Barrick 1, 2	24,185	576,900	601,085	34,616	560,691	595,307
Other 3	104,705	147,011	251,716	115,368	151,610	266,978
	$682,334	$1,155,733	$1,838,067	$669,090	$1,207,040	$1,876,130
Gold interests
Minto	$25,354	$8,305	$33,659	$26,673	$10,074	$36,747
	$707,688	$1,164,038	$1,871,726	$695,763	$1,217,114	$1,912,877

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Rosemont, Aljustrel and Loma de La Plata silver interests.

There were no significant changes to the silver and gold interests during the year.  As more fully explained in Note 2.9, at December 31, 2011, December 31, 2010 and January 1, 2010, no indication of an impairment loss existed and, as such, no impairment charge was required.

SILVER WHEATON 2011 ANNUAL REPORT [65]

10. Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”) and a $400 million revolving term loan (the “Revolving Loan”).  The Term Loan and the Revolving Loan both mature on July 20, 2014 with the Term Loan requiring equal quarterly principal repayments of approximately $7 million (together with accrued interest).  Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter.  The Revolving Loan can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio.  Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1 (1.50:1 in order to be eligible to pay dividends), a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter.  Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

During the year ended December 31, 2011, the Company repaid $28.6 million (2010 - $28.6 million) of the balance outstanding on the Term Loan.  As at December 31, 2011, the Company had $400 million (2010 - $400 million) available under its Revolving Loan.

The Company is in compliance with the debt covenants described above.

	December 31, 2011
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	50,060	-	50,060
	$78,620	$-	$78,620

Interest capitalized during the year	$1,044	$-	$1,044
Effective interest rate	1.13%	0.00%	1.13%

	December 31, 2010
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	78,620	-	78,620
	$107,180	$-	$107,180

Interest capitalized during the year	$1,420	$-	$1,420
Effective interest rate	1.16%	0.00%	1.16%

SILVER WHEATON 2011 ANNUAL REPORT [66]

	January 1, 2010
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	107,180	-	107,180
	$135,740	$-	$135,740

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the Term Loan and the Revolving Loan over the remaining terms are as follows:

Fiscal Year	Term Loan (000's)	Revolving Loan (000's)	Total (000's)

2012	$28,560	$-	$28,560
2013	28,560	-	28,560
2014	21,500	-	21,500
	$78,620	$-	$78,620

11. Silver Interest Payments

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $487.5 million has been paid to date. The remaining $137.5 million is payable on the third anniversary of the transaction.  The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into.  The silver interest payments due are reported at amortized cost using the effective interest method.  Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned.  As at December 31, 2011, $44.3 million (December 31, 2010 - $29.1 million) of the interest costs have been accreted to the cost of the Barrick silver interest, of which $15.2 million was capitalized during the year ended December 31, 2011 (2010 – 23.1 million).

Management estimates that the market rate of interest on a similar borrowing has decreased to approximately 2.7% per annum as at December 31, 2011.  Accordingly, at December 31, 2011, the fair value of the silver interest payments due to Barrick has increased to approximately $134.7 million, compared to a carrying amount of $130.8 million.  No adjustment has been made to reflect this difference in the financial statements for the year ended December 31, 2011.

12. Liability For Canadian Dollar Share Purchase Warrants Issued

Share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency (US dollars) are considered derivative instruments.  As such, they are classified as a financial liability and are remeasured at fair value on a quarterly basis with all fair value changes being reflected as a component of net earnings.   This accounting treatment was applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which either expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively, or were exercised prior to such dates.  This non-cash adjustment had no effect on the Company’s cash flow or liquidity.

SILVER WHEATON 2011 ANNUAL REPORT [67]

A continuity schedule of the Company’s Canadian dollar share purchase warrants outstanding since January 1, 2010 is presented below:
(In thousands, except number of warrants and per warrant amounts)

	Warrants Outstanding	Weighted Average Exercise Price (Cdn$)	Unit Fair Market Value	Total Liability	Gain (Loss) On Fair Value Adjustment

At January 1, 2010	7,780,900	$10.00	$6.68	$51,967	$-
Exercised	(7,737,970)	10.00	23.93	(51,680)	(133,497)
Expired	(42,930)	10.00	6.68	(287)	287
At December 31, 2010	-	n/a	$0.00	$-	$(133,210)

13. Issued Capital

	Note	December 31	December 31	January 1
(US dollars in thousands)		2011	2010	2010
Issued Capital
Share capital issued and outstanding: 353,499,816 (December 31, 2010: 352,785,382; January 1, 2010: 342,186,624)	13.1	$1,793,772	$1,782,510	$1,476,480

13.1. Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at December 31, 2011, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2010 to December 31, 2011 is presented below:

	Number of Shares	Weighted Average Price (Cdn$)

At January 1, 2010	342,186,624
Share purchase options exercised	2,813,773	$11.85
Share purchase warrants exercised	7,738,030	10.00
Restricted share units released	46,955	-
At December 31, 2010	352,785,382
Share purchase options exercised	642,173	$11.96
Share purchase warrants exercised	4,968	20.00
Restricted share units released	67,293	-
At December 31, 2011	353,499,816

SILVER WHEATON 2011 ANNUAL REPORT [68]

13.2. Dividends Paid

On March 3, 2011, the Company announced that its Board of Directors had approved the payment of its inaugural quarterly cash dividend.  On November 9, 2011, the Board of Directors adopted a new dividend policy linking quarterly dividend payments to operating cash flows in the prior quarter. Under the new dividend policy, the quarterly dividend per common share is equal to 20% of the cash generated by operating activities in the previous quarter divided by the Company’s outstanding common shares at the time the dividend is approved, all rounded to the nearest cent.  During the year ended December 31, 2011, the Company declared and paid to its shareholders dividends in the amount of $0.18 per share, for total dividends of $63.6 million.

14. Reserves

	Note	December 31	December 31	January 1
(US dollars in thousands)		2011	2010	2010
Reserves
Share purchase options	14.1	$12,314	$9,853	$12,387
Restricted share units	14.2	2,510	1,952	814
Share purchase warrants	14.3	7,457	7,471	7,414
Long-term investment revaluation reserve, net of tax	8	3,141	116,088	(16,004)
Total Reserves		$25,422	$135,364	$4,611

14.1.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. Vesting of options is at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Year Ended December 31
	2011	2010
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$37.37	Cdn$15.89
Expected dividend yield	0.49%	0.00%
Expected volatility	48%	55%
Risk-free interest rate	1.67%	1.84%
Estimated forfeiture rate	0.0%	0.0%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$11.28	Cdn$5.54

SILVER WHEATON 2011 ANNUAL REPORT [69]

During the year ended December 31, 2011, the Company issued 626,000 share purchase options with a weighted average exercise price of Cdn$37.37 and a fair value of $7.2 million or Cdn$11.28 per option.  For the same period in 2010, the Company issued 1,288,700 share purchase options with a weighted average exercise price of Cdn$15.89 per option with a fair value of $6.9 million or Cdn$5.54 per option.

Equity settled stock based compensation expense during the year ended December 31, 2011 included $4.7 million of amortization of the fair value of the share purchase options issued, compared to $6.0 million during the comparable period in 2010.

At December 31, 2011, there were 2,561,127 (2010 – 2,603,822) share purchase options outstanding with a weighted average exercise price of Cdn$19.60 (2010 - Cdn$13.91) per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2010 to December 31, 2011 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2010	4,137,228	$11.90
Granted (fair value - $6.9 million or Cdn$5.54 per option)	1,288,700	15.89
Exercised	(2,813,773)	11.85
Forfeited	(8,333)	9.08
At December 31, 2010	2,603,822	$13.91
Granted (fair value - $7.2 million or Cdn$11.28 per option)	626,000	37.37
Exercised	(642,173)	11.96
Forfeited	(26,522)	25.23
At December 31, 2011	2,561,127	$19.60

As it relates to share purchase options, during the year ended December 31, 2011, the weighted average share price at the time of exercise was Cdn$41.34 per share, as compared to Cdn$24.29 per share during the comparable period in 2010.

The following table summarizes information about the options outstanding and exercisable at December 31, 2011:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life
$9.08	310,665	-	310,665	2.1 years
$12.60	250,000	-	250,000	0.1 years
$12.97	18,500	-	18,500	1.3 years
$15.88	1	33,333	33,334	3.0 years
$15.89	548,201	347,561	895,762	3.2 years
$15.95	23,333	33,333	56,666	3.2 years
$16.63	380,000	-	380,000	1.2 years
$29.50	-	100,000	100,000	5.0 years
$33.03	-	10,000	10,000	4.4 years
$33.56	-	7,500	7,500	4.9 years
$34.17	-	173,100	173,100	4.4 years
$41.58	-	325,600	325,600	4.2 years
	1,530,700	1,030,427	2,561,127	2.7 years

SILVER WHEATON 2011 ANNUAL REPORT [70]

14.2.	Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

During the year ended December 31, 2011, the Company issued 33,500 RSUs with a fair value of $1.5 million or Cdn$43.74 per RSU.  For the same period in 2010, the Company issued 143,400 RSUs with a fair value of $2.2 million or Cdn$16.01 per RSU.

Equity settled stock based compensation expense during the year ended December 31, 2011 included $1.6 million of amortization of the fair value of RSUs issued, compared to $1.7 million during the comparable period in 2010.

At December 31, 2011, there were 157,198 (2010 – 190,991) restricted share units outstanding.

14.3.	Share Purchase Warrants

A continuity schedule of the Company’s US dollar denominated share purchase warrants (“warrants”) from January 1, 2010 to December 31, 2011 is presented below:

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio
At January 1, 2010	2,718,265	$20.00	1.00
Exercised	(60)	20.00	1.00
At December 31, 2010	2,718,205	$20.00	1.00
Exercised	(4,968)	20.00	1.00
At December 31, 2011	2,713,237	$20.00	1.00

The warrants, which expire on September 5, 2013, trade on the TSX under the symbol SLW.WT.U.  Each warrant entitles the holder the right to purchase one of the Company’s common shares.

15. Stock Based Compensation

The Company’s stock based compensation includes share purchase options (Note 14.1), restricted share units (Note 14.2) and performance share units (Note 15.1).

15.1.	Performance Share Units (“PSUs”)

During the first quarter of 2011, the Company established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted on a quarterly basis to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

SILVER WHEATON 2011 ANNUAL REPORT [71]

During the year ended December 31, 2011, the Company issued 62,800 PSUs.  General and administrative expense during the year ended December 31, 2011 included a $377,000 accrual related to the anticipated fair value of the PSUs issued using a performance factor of 117%, compared to $Nil during the comparable period in 2010.

A continuity schedule of the Company’s outstanding PSUs from December 31, 2010 to December 31, 2011 is presented below:

Number of PSUs Outstanding
At December 31, 2010	-
Granted	62,800
Forfeited	(21,115)
Dividend equivalent participation	228
At December 31, 2011	41,913

16. Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Year Ended December 31
(in thousands)	2011	2010
Basic weighted average number of shares outstanding	353,249	344,288
Effect of dilutive securities
Share purchase options	1,307	1,703
Share purchase warrants	1,186	340
Restricted share units	162	177
Diluted weighted average number of shares outstanding	355,904	346,508

The following lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$35.50, compared to Cdn$22.86 for the comparable period in 2010.

SILVER WHEATON 2011 ANNUAL REPORT [72]

	Year Ended December 31
(in thousands)	2011	2010
Share purchase options	314	-
US dollar denominated share purchase warrants	-	-
Total	314	-

The following lists the Canadian dollar share purchase warrants excluded from the computation of diluted earnings per share because they are anti-dilutive as a result of having to reverse the fair value loss recorded during the period on the Canadian dollar denominated share purchase warrants (Note 12).

	Year Ended December 31
(in thousands)	2011	2010
Canadian dollar denominated share purchase warrants	-	3,921

17. Supplemental Cash Flow Information

	Year Ended December 31
(in thousands)	2011	2010
Change in non-cash working capital
Accounts receivable	$3,198	$(2,206)
Accounts payable and accrued liabilities	(918)	(102)
Other	(494)	299
Total change in non-cash working capital	$1,786	$(2,009)

18. Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Year Ended December 31
(in thousands)	2011	2010
Short-term benefits 1	$5,504	$4,759
Post-employment benefits	57	43
Cash settled stock based compensation	286	-
Equity settled stock based compensation (a non-cash expense)	5,159	5,397
Total executive compensation	$11,006	$10,199

1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

SILVER WHEATON 2011 ANNUAL REPORT [73]

19. Post Employment Benefit Costs

The Company sponsors a Group Registered Retirement Savings Plan (“RRSP”) for all qualified employees.  Participants in the plan can elect to contribute up to the lesser of (i) 50% of the RRSP contribution limit as established under the Canadian Income Tax Act or (ii) 9% of their annual base salary, and the Company will match this contribution.  The assets of the Group RRSP are held separately from those of the Company in independently administered funds.

General and administrative expense during 2011 included $171,000 of contributions to the Group RRSP plan made by the Company, as compared to $154,000 during 2010.

20. Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Year Ended December 31
(in thousands)	2011	2010
Current income tax expense related to foreign jurisdictions	$762	$376
Deferred income tax expense (recovery) relating to the origination and reversal of temporary differences	7,575	(10,248)
Income tax expense (recovery) recognized in net earnings	$8,337	$(9,872)

Income tax recognized directly in equity is comprised of the following:

	Year Ended December 31
(in thousands)	2011	2010
Deferred income tax recovery relating to share issue costs	$-	$(3,352)

Income tax recognized in other comprehensive income is comprised of the following:

	Year Ended December 31
(in thousands)	2011	2010
Deferred income tax (recovery) expense related to the (losses) gains on long-term investments - common shares held	$(10,699)	$14,422

SILVER WHEATON 2011 ANNUAL REPORT [74]

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Year Ended December 31
(in thousands)	2011	2010
Earnings from continuing operations before income taxes	$558,365	$143,509
Canadian federal and provincial income tax rates	26.50%	28.50%
Income tax expense based on above rates	$147,967	$40,900
Canadian functional currency election 1	(3,556)	-
Non-deductible portion of capital losses, net of capital gains	429	(861)
Non-deductible stock based compensation and other	2,141	2,339
Non-taxable loss on derivative liability	-	38,279
Differences in tax rates in foreign jurisdictions	(142,433)	(74,107)
Impact of future income tax rate applied versus current statutory rate	(290)	(230)
Change in unrecognized temporary differences	4,079	(16,192)
Income tax expense (recovery)	$8,337	$(9,872)

1)	The Company has elected to prepare its Canadian tax returns using US dollar functional currency, effective January 1, 2011. The election resulted in a one-time benefit of $3.6 million.

The majority of the Company’s income generating activities, including the sale of silver, is conducted by its 100% owned subsidiaries, SW Caymans and SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operates in Barbados and is subject to a statutory tax rate of between 1% and 2.5%.

The movement in deferred tax assets and liabilities for the year ended December 31, 2011 and the year ended December 31, 2010 is shown below:

	Year Ended December 31, 2011
		Recognized In Income Tax Expense		Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Functional Currency Election	Other			Closing Balance
Deferred tax assets
Non-capital losses	$16,153	$-	$(3,415)	$-	$-	$12,738
Long-term investments	366	-	-	(366)	-	-
Financing fees	4,467	-	(1,772)	-	-	2,695
Capital losses	8,775	-	(3,495)	(434)	-	4,846
Foreign exchange on investments	792	-	(792)	-	-	-
Other	184	6	100	-	-	290
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,758)	669	(40)	-	-	(10,129)
Foreign exchange on debt	(575)	-	154	-	-	(421)
Long-term investments	(16,230)	-	306	11,499	-	(4,425)
Silver and gold interests	(3,996)	2,881	(2,178)	-	-	(3,293)
Total	$(822)	$3,556	$(11,132)	$10,699	$-	$2,301

SILVER WHEATON 2011 ANNUAL REPORT [75]

	Year Ended December 31, 2010
		Recognized In Income Tax Expense		Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Foreign Exchange	Other			Closing Balance
Deferred tax assets
Non-capital losses	$9,805	$512	$3,908	$-	$1,928	$16,153
Long-term investments	-	-	-	366	-	366
Financing fees	4,634	242	(1,833)	-	1,424	4,467
Capital losses	-	-	8,775	-	-	8,775
Foreign exchange on investments	-	-	792	-	-	792
Other	-	-	184	-	-	184
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,051)	(525)	(182)	-	-	(10,758)
Foreign exchange on debt	-	-	(575)	-	-	(575)
Long-term investments	-	-	(1,442)	(14,788)	-	(16,230)
Silver and gold interests	(4,388)	(229)	621	-	-	(3,996)
Total	$-	$-	$10,248	$(14,422)	$3,352	$(822)

The recognized deferred tax assets and liabilities are offset on the balance sheet.  Deferred tax assets in Canada not recognized are shown below:

	December 31	December 31	January 1
	2011	2010	2010
Non-capital losses	$-	$-	$6,897
Capital losses	3,971	-	7,283
Unrealized foreign exchange	27	-	848
Unrealized losses on long-term investments	4,272	-	2,776
Financing fees	-	-	2,007
Other	-	-	355
Total	$8,270	$-	$20,166

Deferred income tax is not recognized on temporary differences relating to the investments in foreign subsidiaries where the Company is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.  The temporary difference relating to investments in foreign subsidiaries is $543 million, of which $471 million can be repatriated to Canada without any additional taxes.  The Company does not plan to repatriate the remaining $72 million that would be subject to tax on remittance.  Accordingly, no deferred income tax has been recognized.

At December 31, 2011, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $51.0 million will expire as follows: 2027 – $9.9 million, 2028 – $31.7 million, 2029 - $9.4 million.  In addition, the Company has available net capital losses of $35.3 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

SILVER WHEATON 2011 ANNUAL REPORT [76]

21. Commitments and Contingencies

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.08	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.14	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.02	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.96	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.94	$303	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.08 6	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	4 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.13	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.98	n/a	50 years	5-Jun-07
Stratoni	100%	-	$3.98	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.94	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.  The cumulative shortfall as at March 23, 2011, representing the five year anniversary, was 9.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The payment per ounce of silver delivered from the Cozamin mine may be subject to price adjustments in certain circumstances, the effects of which are being reviewed.  Management believes that ultimately no adjustment will be necessary, and, as a result, no provision has been made in these financial statements for any such adjustment.

7)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall relative to the production guarantee levels at Pascua-Lama, until Barrick satisfies the completion guarantee.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON 2011 ANNUAL REPORT [77]

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2012	2013 - 2015	2016 - 2017	After 2017	Sub-Total		Total
Bank debt	$28,560	$50,060	$-	$-	$78,620	$-	$78,620
Interest on bank debt 1	1,006	792	-	-	1,798	-	1,798
Silver interest payments
Barrick	137,500	-	-	-	137,500	-	137,500
Rosemont 2	-	-	-	-	-	230,000	230,000
Loma de La Plata 2	-	-	-	-	-	32,400	32,400
Operating leases	493	1,534	594	-	2,621	-	2,621
Total contractual obligations	$167,559	$52,386	$594	$-	$220,539	$262,400	$482,939

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
2)	See the Contingencies section of Note 21.

Contingencies

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at March 22, 2012, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the period that such changes occur.

SILVER WHEATON 2011 ANNUAL REPORT [78]

22. Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2011
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Dec 31, 2011	Dec 31, 2010
Silver
San Dimas 1	$188,377	$22,826	$3,997	$161,554	$164,453	$167,527	$171,524
Zinkgruvan	52,974	5,988	2,483	44,503	49,377	57,639	60,122
Yauliyacu	43,911	5,048	6,308	32,555	38,863	230,012	236,320
Peñasquito	143,069	16,257	9,957	116,855	126,812	504,973	514,930
Cozamin	43,990	5,138	5,834	33,018	40,586	25,115	30,949
Barrick	102,454	11,343	10,419	80,692	89,554	601,085	595,307
Other 2	125,854	14,185	15,371	96,298	112,414	251,716	266,978
	$700,629	$80,785	$54,369	$565,475	$622,059	$1,838,067	$1,876,130
Gold
Minto	29,368	5,481	3,088	20,799	24,240	33,659	36,747
Total silver and gold interests	$729,997	$86,266	$57,457	$586,274	$646,299	$1,871,726	$1,912,877
Corporate
General and administrative				$(25,180)
Other				(11,066)
Total corporate				$(36,246)	$(19,872)	$1,000,609	$722,506
Consolidated	$729,997	$86,266	$57,457	$550,028	$626,427	$2,872,335	$2,635,383

1)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont and Loma de La Plata silver interests.

SILVER WHEATON 2011 ANNUAL REPORT [79]

Year Ended December 31, 2010
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Dec 31, 2010	Jan 1, 2010
Silver
San Dimas 1	$105,747	$20,179	$3,909	$81,659	$86,666	$171,524	$175,431
Zinkgruvan	39,447	7,552	3,198	28,697	30,178	60,122	63,320
Yauliyacu	31,998	6,583	5,746	19,669	25,418	236,320	242,065
Peñasquito	63,632	11,470	7,479	44,683	52,163	514,930	522,148
Cozamin	29,180	5,681	6,512	16,987	23,252	30,949	37,462
Barrick	48,311	9,847	8,966	29,498	36,787	595,307	580,146
Other 2	73,345	13,672	15,663	44,010	58,182	266,978	265,549
	$391,660	$74,984	$51,473	$265,203	$312,646	$1,876,130	$1,886,121
Gold
Minto	31,693	7,765	6,098	17,830	23,174	36,747	42,355
Total silver and gold interests	$423,353	$82,749	$57,571	$283,033	$335,820	$1,912,877	$1,928,476
Corporate
General and administrative				$(24,669)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued				(133,210)
Other 3				28,227
Total corporate				$(129,652)	$(16,094)	$722,506	$309,073
Consolidated	$423,353	$82,749	$57,571	$153,381	$319,726	$2,635,383	$2,237,549

1)
Results for San Dimas include 625,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)
Comprised of the operating Los Filos, Mineral Park, Neves-Corvo, Stratoni, Campo Morado and Minto silver interests, the non-operating Aljustrel, Keno Hill, Rosemont and Loma de La Plata silver interests and the previously owned San Martin and La Negra silver interests.

3)	Includes a $5.9 million gain recognized during the year ended December 31, 2010 resulting from the disposition of the La Negra silver purchase agreement.

SILVER WHEATON 2011 ANNUAL REPORT [80]

Geographic Segments

 The Company’s geographical segments, which are based on the location of the silver or gold interests, are summarized in the tables below:

	Year Ended December 31, 2011
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$48,278	$53,660	$33,659
United States	21,100	40,417	-
Mexico	414,902	769,537	-
Europe
Greece	24,773	41,401	-
Portugal	21,605	33,430	-
Sweden	52,974	57,639	-
South America
Argentina / Chile 1	53,853	592,153	-
Peru	92,512	249,830	-
Consolidated	$729,997	$1,838,067	$33,659

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

	Year Ended December 31, 2010
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$35,056	$56,967	$36,747
United States	6,798	42,059	-
Mexico	235,888	794,837	-
Europe
Greece	16,794	44,448	-
Portugal	9,061	35,182	-
Sweden	39,447	60,122	-
South America
Argentina / Chile 1	22,195	581,288	-
Peru	58,114	261,227	-
Consolidated	$423,353	$1,876,130	$36,747

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

SILVER WHEATON 2011 ANNUAL REPORT [81]

23. Subsequent Event

Declaration of Dividend

On March 22, 2012, the Board of Directors declared a dividend in the amount of $0.09 per common share, representing 20% of the cash generated by operating activities during the three months ended December 31 2011, payable to shareholders of record on April 4, 2012.  This dividend is expected to be distributed on or about April 17, 2012.

24. First Time Adoption of IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian GAAP.  The Company transitioned from GAAP to IFRS effective January 1, 2010.  Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2010 as described in the accounting policies in Note 2 of the financial statements.  This note explains the principal adjustments made by the Company in restating its previous balance sheets as at January 1, 2010 and December 31, 2010 which were prepared in accordance with GAAP in addition to its previously published GAAP statements of earnings and comprehensive income for the year ended December 31, 2010.

The Company’s consolidated financial statements for the year ended December 31, 2011 is the first annual financial statements prepared in accordance with IFRS, and, as such, the financial statements were prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (”IFRS 1”).

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain IFRSs.  The Company has applied the following exemption:

•	IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

An explanation of how the transition from GAAP to IFRS has affected the Company’s statement of financial position and statement of comprehensive income is set out in the following statements.

SILVER WHEATON 2011 ANNUAL REPORT [82]

Reconciliation of Financial Position Including Equity as at January 1, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IAS 32 3	IFRS 9 4	IFRS 9 5	IAS 12 6	IFRS
Assets
Current assets
Cash and cash equivalents	$227,566	$-	$-	$-	$-	$-	$-	$227,566
Accounts receivable	4,881	-	-	-	-	-	-	4,881
Other	1,027	-	-	-	-	-	-	1,027
Total current assets	$233,474	$-	$-	$-	$-	$-	$-	$233,474
Non-current assets
Silver and gold interests	$1,928,476	$-	$-	$-	$-	$-	$-	$1,928,476
Long-term investments	73,747	-	-	-	-	-	-	73,747
Other	1,852	-	-	-	-	-	-	1,852
Total non-current assets	$2,004,075	$-	$-	$-	$-	$-	$-	$2,004,075
Total assets	$2,237,549	$-	$-	$-	$-	$-	$-	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$10,302	$-	$-	$-	$-	$-	$-	$10,302
Current portion of bank debt	28,560	-	-	-	-	-	-	28,560
Current portion of silver interest payments	130,788	-	-	-	-	-	-	130,788
Total current liabilities	$169,650	$-	$-	$-	$-	$-	$-	$169,650
Non-current liabilities
Liability for Canadian dollar share purchase warrants	$-	$208,318	$(166,626)	$10,275	$-	$-	$-	$51,967
Long-term portion of bank debt	107,180	-	-	-	-	-	-	107,180
Long-term portion of silver interest payments	236,796	-	-	-	-	-	-	236,796
Total non-current liabilities	$343,976	$208,318	$(166,626)	$10,275	$-	$-	$-	$395,943
Total liabilities	$513,626	$208,318	$(166,626)	$10,275	$-	$-	$-	$565,593
Shareholders' Equity
Issued capital	$1,302,301	$-	$166,626	$-	$-	$-	$7,553	$1,476,480
Reserves	77,788	-	-	(10,275)	(64,149)	1,247	-	4,611
Retained earnings	343,834	(208,318)	-	-	64,149	(1,247)	(7,553)	190,865
Total shareholders' equity	$1,723,923	$(208,318)	$166,626	$(10,275)	$-	$-	$-	$1,671,956
Total liabilities and shareholders' equity	$2,237,549	$-	$-	$-	$-	$-	$-	$2,237,549

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with an exercise price denominated in Canadian dollars.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with an exercise price denominated in Canadian dollars.
3)	IAS 32 – Financial Instruments Presentation - to reclassify share purchase warrants issued with an exercise price denominated in Canadian dollars.
4)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
5)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
6)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.
7)	Certain GAAP figures have been reclassified to conform to the presentation adopted in 2011.

SILVER WHEATON 2011 ANNUAL REPORT [83]

Reconciliation of Financial Position Including Equity as at December 31, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IFRS 9 3	IFRS 9 4	IAS 12 5	IFRS
Assets
Current assets
Cash and cash equivalents	$428,636	$-	$-	$-	$-	$-	$428,636
Accounts receivable	7,088	-	-	-	-	-	7,088
Other	727	-	-	-	-	-	727
Total current assets	$436,451	$-	$-	$-	$-	$-	$436,451
Non-current assets
Silver and gold interests	$1,912,877	$-	$-	$-	$-	$-	$1,912,877
Long-term investments	284,448	-	-	-	-	-	284,448
Other	1,607	-	-	-	-	-	1,607
Total non-current assets	$2,198,932	$-	$-	$-	$-	$-	$2,198,932
Total assets	$2,635,383	$-	$-	$-	$-	$-	$2,635,383
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,843	$-	$-	$-	$-	$-	$9,843
Current portion of bank debt	28,560	-	-	-	-	-	28,560
Current portion of silver interest payments	133,243	-	-	-	-	-	133,243
Total current liabilities	$171,646	$-	$-	$-	$-	$-	$171,646
Non-current liabilities
Deferred income tax liability	$822	$-	$-	$-	$-	$-	$822
Liability for Canadian dollar share purchase warrants	-	341,528	(341,528)	-	-	-	-
Long-term portion of bank debt	78,620	-	-	-	-	-	78,620
Long-term portion of silver interest payments	122,346	-	-	-	-	-	122,346
Total non-current liabilities	$201,788	$341,528	$(341,528)	$-	$-	$-	$201,788
Total liabilities	$373,434	$341,528	$(341,528)	$-	$-	$-	$373,434
Shareholders' Equity
Issued capital	$1,430,075	$-	$341,528	$-	$-	$10,907	$1,782,510
Reserves	197,947	-	-	(64,149)	1,566	-	135,364
Retained earnings	633,927	(341,528)	-	64,149	(1,566)	(10,907)	344,075
Total shareholders' equity	$2,261,949	$(341,528)	$341,528	$-	$-	$-	$2,261,949
Total liabilities and shareholders' equity	$2,635,383	$-	$-	$-	$-	$-	$2,635,383

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with an exercise price denominated in Canadian dollars.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with an exercise price denominated in Canadian dollars.
3)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
4)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
5)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.
6)	Certain GAAP figures have been reclassified to conform to the presentation adopted in 2011.

SILVER WHEATON 2011 ANNUAL REPORT [84]

Reconciliation of Net Earnings and Comprehensive Income for the Year Ended December 31, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IFRS 9 2	IFRS 12 3	IFRS
Sales	$423,353	$-	$-	$-	$423,353
Cost of sales
Cost of sales, excluding depletion	$82,749	$-	$-	$-	$82,749
Depletion	57,571	-	-	-	57,571
	$140,320	$-	$-	$-	$140,320
Earnings from operations	$283,033	$-	$-	$-	$283,033
Expenses and other income
General and administrative	$24,669	$-	$-	$-	$24,669
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	133,210	-	-	133,210
Foreign exchange gain	(2,266)	-	-	-	(2,266)
Other (income) expense	(16,239)	-	150	-	(16,089)
	$6,164	$133,210	$150	$-	$139,524
Earnings before tax	$276,869	$(133,210)	$(150)	$-	$143,509
Income tax recovery	13,224	-	-	(3,352)	9,872
Net earnings	$290,093	$(133,210)	$(150)	$(3,352)	$153,381
Other comprehensive income
Gain on long-term investments - common shares held	146,193	-	150	-	146,343
Deferred income tax expense	(14,422)	-	-	-	(14,422)
Comprehensive income (loss)	$421,864	$(133,210)	$-	$(3,352)	$285,302

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with an exercise price denominated in Canadian dollars
2)	IFRS 9 – Financial Instruments - to reclassify the increase in value of long-term investments – common shares held which were disposed of during the year.
3)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.
4)	Certain GAAP figures have been reclassified to conform to the presentation adopted in 2011.

Reconciliation of Cash Flows Generated By Operations for the Year Ended December 31, 2010

(in thousands)
Cash generated by operating activities - as reported under GAAP	$319,761
Adjustments:
Reallocate dividend income received to a component of investing activities	(35)
Cash generated by operating activities - as reported under IFRS	$319,726

SILVER WHEATON 2011 ANNUAL REPORT [85]

Reconciliation of Cash Flows Applied to Investing Activities for the Year Ended December 31, 2010

(in thousands)
Cash applied to investing activities - as reported under GAAP	$(201,325)
Adjustments:
Reallocate dividend income received from a component of operating activities	35
Cash applied to investing activities - as reported under IFRS	$(201,290)

Notes to the Restatement of Equity and Reported Income from Canadian GAAP to IFRS

24.1. Share Purchase Warrants (IAS 32 – Financial Instruments Presentation)

For Canadian GAAP purposes, share purchase warrants issued are classified and accounted for as equity in the Company’s consolidated financial statements.  Under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”), share purchase warrants issued with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability which is then remeasured at fair value on a quarterly basis with the gain or loss being reflected as a component of net earnings.  This accounting treatment is applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively.  This non-cash adjustment had no effect on the Company’s cash flow or liquidity.

24.2.  Equity Investments (IFRS 9 – Financial Instruments)

Under IFRS 9, Financial Instruments (“IFRS 9”), the Company’s long-term investments in common share held must be recorded at fair market value, with all fair value changes being reflected as a component of net earnings.  However, as the Company’s long-term investments in common shares held are strategic in nature and are not “held for trading”, the Company has made a one time, irrevocable election to present all fair value changes from the long-term investments in common shares held as a component of OCI.  No amount recognized in OCI is ever reclassified to net earnings at a later date.  Under Canadian GAAP, fair value changes in the Company’s long-term investments in common shares held are reflected as a component of OCI unless there is an impairment which is deemed to be other-than-temporary, in which case the unrealized loss is reflected as a component of net earnings.  In December 2008, management concluded that the Company’s long-term investments in common shares held were other-than-temporarily impaired, resulting in a $64 million loss being recorded as a component of net earnings.  This non-cash write down has been reallocated from retained earnings to the long-term investment revaluation reserve.

24.3.  Income Taxes (IAS 12 – Income Taxes)

IAS 12, Income Taxes (“IAS 12”), requires that current and deferred taxes be recognized in equity or in OCI when they relate to transactions or events recognized in equity or OCI in either the same or a different period.  Under Canadian GAAP, current and deferred income taxes are charged or credited to equity or OCI only when they relate to items recognized in equity or OCI in the current period.   The Company has incurred costs related to the issuance of common shares which have been credited directly to shareholders’ equity.  These share issue costs are deductible for Canadian tax purposes on a straight-line basis over 5 years.  Under IAS 12, the deferred tax asset must be charged directly to equity when recognized, whereas under Canadian GAAP the recognition of the deferred tax asset is credited to net earnings unless it is recognized in the same year that the share issue costs were incurred.

SILVER WHEATON 2011 ANNUAL REPORT [86]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith
Randy Smallwood

OFFICERS
Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal & Corporate Secretary

Gary Brown
Senior Vice President &
Chief Financial Officer

Haytham Hodaly
Senior Vice President,
Corporate Development

Brad Kopp
Senior Vice President,
Investor Relations

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS
Brad Kopp
Senior Vice President,
Investor Relations
T:      1 604 684 9648
TF:    1 800 380 8687
E:   info@silverwheaton.com

SILVER WHEATON CORP.
666 BURRARD STREET, SUITE 3150, VANCOUVER, BC V6C 2X8, CANADA
T: 1 604 684 9648    F: 1 604 684 3123    WWW.SILVERWHEATON.COM